Exhibit 1

Brookfield Asset Management	Q1 INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED MARCH 31, 2008
www.brookfield.com NYSE/TSX: BAM

	Three months ended March 31
(US$ MILLIONS)	2008	2007
Net Income	$197	$195
– per share [1]	0.31	0.31
Cash flow from operations	$443	$571
– per share [1]	0.72	0.93
Cash flow from operations excluding security disposition gain	$443	$406
– per share [1]	0.72	0.67
1	Adjusted to reflect three-for-two stock split on June 1, 2007

Letter to Shareholders

OVERVIEW

Overall, our cash flows for the first quarter were excellent, particularly given the challenging financial environment during the period. Core cash flows from operations were $443 million, which compared favourably with $406 million last year prior to a large disposition gain of $165 million. Cash flows were higher for our power, commercial property and asset management businesses and, as expected, lower for both timber and residential property. These quarterly results indicate the overall sustainability of the cash flows within our operations.

In uncertain economic times such as these, it is useful to reflect upon the general quality of our asset base and the value of the franchise we have built, which generates the cash flows for our businesses every day. In this regard, the following should be noted with respect to our two largest areas of operations:

Renewable Power Generation Portfolio

•	Average life of contracts – 11 years

•	Average contract prices – nearly 90% are below the level required to support new capacity

•	Average term of financing – 13 years

•	Average financing ratio on net asset value – 40%

•	Average emissions of CO2– almost nil

•	Diversity of facilities – 162 hydroelectric generating plants on 63 river systems

•	Access to water storage – equal to 40% of average annual generation output

Commercial Office Properties

•	Average occupancy today – 97%

•	Average annual lease rollover over next three years – 5%

•	Average lease duration – close to 10 years

•	Average tenant – “A” rated

•	Average net rent in portfolio – 30% below current market

•	Average financing on net asset value – 50%

•	Average duration of financing – 6 years

VALUE CREATION INITIATIVES

We continue to deploy capital organically in our operations in order to add net asset value to our franchise. Examples of initiatives in the past few months are as follows:

Funds

Expanded our assets under management with the launch of over $10 billion of funds, predominantly focused on property, infrastructure and Brazilian opportunities. Overall, we increased base commitment fees from third-party assets under management to $130 million on an annualized basis.

Brazil Hydro Acquisition

Closed the purchase of a 156-megawatt hydro facility in Mato Grosso State in Brazil for approximately $400 million. All the power produced by the facility is sold under a below-market, long-term contract expiring in 2014, at which time we will seek to re-contract the power at higher prices. The acquisition of this facility increases our current renewable energy operating

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footprint in Brazil, from 314 megawatts to 470 megawatts, and will immediately contribute to our cash flows on a positive basis.

Infrastructure Spin-off

Distributed Brookfield Infrastructure Partners to shareholders. Over the next number of years, we will focus on growing the scale and total returns of this new entity, which is managed and 40% owned by us.

Timberlands Refinancing

Completed the refinancing of Longview Timberlands with a $1 billion financing for an average life of 7.3 years and a coupon of 5.17%.

Houston Office Property

Completed retrofitting our 1.2 million square foot 4 Allen Center office property in Houston and delivered it to its new tenant, Chevron Corporation. One of the largest oil companies in the world, Chevron fully leased this property shortly after we purchased it in 2006.

UK Retail Property

Opened our 825,000 square foot Eden Shopping Centre in High Wycombe in greater London. This project redevelopment, a key part of the £500 million High Wycombe town centre renewal, is 50% owned by us and was delivered on time and on budget. More than 350,000 people visited the Centre in the first four days after opening.

Perth Office Property

Secured development approval for one of Australia’s largest commercial complexes in downtown Perth. This will lead to the planned construction of a new 890,000 square foot office property to commence mid-2008. We signed a lease agreement for 650,000 square feet with BHP Billiton, one of the largest natural resource companies in the world, as the majority tenant in the complex.

Development

Advanced the construction of numerous other office properties including the American Express and Macquarie Bank Buildings in Sydney, Bay Adelaide Center West in Toronto, Bankers Court in Calgary, and two properties in Washington, D.C. We also advanced construction of three power generation facilities in Brazil, four major renovations and new builds of retail shopping centers in São Paulo and Rio de Janeiro, and Peterborough Hospital in the UK.

Brazil Retail Properties

Began integrating five shopping malls in São Paulo and Rio de Janeiro that we purchased in December 2007. With this acquisition, which included two of Brazil’s highest quality retail properties located in the heart of São Paulo, we have fully committed the capital raised within our Brazil Retail Fund I, well ahead of the prescribed investment period for the Fund.

Development Pipeline

Added a number of property and power generation opportunities to our pipeline, including prime office sites in Sydney, Melbourne and Brisbane totalling 1.3 million square feet of buildable density, and a new retail development project in greater London.

Canadian Public Securities Fund

Launched a new public securities fund in Canada for investors looking to invest in infrastructure. Named Brookfield Redding Infrastructure Fund, this fund is focused on publicly-traded global infrastructure investments.

Australia Third-party Construction

Expanded the list of third-party construction projects underway and in backlog to over $6 billion in Australia, and delivered the new Justice Department headquarters in Sydney, comprising over 500,000 square feet of office, courts and administration space for the government. This project was completed seven months ahead of schedule.

Middle East Third-party Construction

Increased the workbook of projects under construction and in pipeline in the Middle East to approximately $4 billion, including securing a contract to build a 22-storey commercial tower encompassing 1.7 million square feet on a site in Dubai’s Business Bay.

Share Buy-back

Repurchased 2.1 million common shares of the company as we believe that the value of our business is greater than the price being quoted in the marketplace and therefore these repurchases are a low-risk way to deploy capital at attractive yields.

As long-term investors, we position our investments to be able to better withstand tough circumstances. Our strategy of locking-in long-term revenue streams, financing our assets with substantial equity and utilizing long-term fixed-rate investment-grade debt at conservative levels, while maintaining substantial liquidity, enables us to think opportunistically when markets are mispricing long-term asset values.

Despite the above, over the past year, we have further de-risked our balance sheet and continued to build financial resources to support our operations so that ultimately, when the time is right and the opportunity presents itself, we should be in a position to commit to a major investment. Ideally, this would be in an investment area that we would be able to expand in the future, and which could become as meaningful as our office business (which we started building in the early 1990s) or our renewable power business (where we began investing sizable capital in the early 2000s). If successful, this strategy would allow us to

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build another great investment platform. In the interim, we continue to expand each of our core operations by growing organically with new developments, adding value to existing assets and making incremental acquisitions.

And while we are cautious about the current investment environment as described in our year-end shareholder letter, we do believe that the U.S. economy is resilient and the economies of major developing countries are generally strong. The U.S. Federal Reserve has begun to deal with these issues and appears to have the resolve to continue to do so should the economy require it. As a result, we believe the current financial market turmoil will subside, but that this process is likely to take time and there will be more pain felt by some before the situation improves. However, we believe that good investment opportunities may begin to materialize in the next 12 months.

OPERATIONS

Our renewable power business had a record quarter. The results were driven by a combination of favourable factors. First, markets for most of our assets were very strong, driven by the cold weather experienced in most northeastern regions and rising fossil fuel (oil and natural gas) costs, which pushed electricity prices higher. Secondly, we started the quarter with above-average water storage levels and combined with very strong inflows from higher precipitation levels, our generation was 17% above the expected long-time average. Accordingly, we exceeded our cash flow expectation for the quarter by nearly $60 million. Furthermore, inflows continue to be strong, fuelled by high levels of snow and precipitation in most of our watersheds.

Commercial property cash flows on a same-property basis were up 7% across our global portfolio. Total cash flows of $442 million exceeded 2007 levels due to the contribution from acquired properties, offset by gains included in last year’s results. Same property growth in our North American commercial operating income was up close to 9% due to mark-to-market of rents on rollovers. Occupancies in our overall office portfolio were 97%, with office vacancies in most of our relevant markets extremely low – Toronto 2%, Ottawa 1%, Calgary 0%, Midtown Manhattan 6%, Lower Manhattan 1%, Washington D.C. 8%, Houston 5%, Los Angeles 12%, London 3%, Sydney 1%, Melbourne 0%, and Perth 0%.

As expected, residential operations continue to be difficult in the U.S. They were slower in Canada, stable in Australia, and remained strong in Brazil.

Timber sales were relatively weak, affected by U.S. housing sales. However, as a result of the strong margins on these assets, the absolute cash flow decreases are not meaningful to our operations and asset valuations remain strong.

The process to convert our agricultural lands in Brazil to higher-yielding sugar-cane crops continues and two ethanol plants (owned by other investors) are presently under construction on our lands. Sugar-based ethanol continues to emerge as a preferred clean alternative to corn-based ethanol and other bio-fuels due to the energy efficiency of its production and lower-cost profile.

Despite a more difficult market environment, during the quarter we completed a number of financings on specific assets, most notably our $1 billion timber financing. Due to our relatively low loan-to-values on assets, we believe we will be able to continue to access the capital markets, and in conjunction with the financial flexibility in our capital structure, we believe we are well positioned looking forward.

RENEWABLE POWER GENERATION

Based on the share price multiples currently quoted for comparable renewable power generation portfolios across the world, it is clear that investors have begun to recognize the unique investment attributes of renewable power generation businesses. In addition, we believe our portfolio of hydroelectric generation facilities, which have among the lowest cost of operations and production lives far exceeding that of other renewable power technologies, should be accorded higher multiples than wind facilities, which encompass the greatest portion of most of our renewable power competitors’ portfolios. Our hydro facilities, 162 in total, rank us as one of the largest privately owned portfolios of renewable energy assets in the world.

We continue to expand our operations organically through efficiency enhancements of existing facilities, and by intensifying our project development activities. Our development pipeline also comprises more than 6,500 megawatts of hydro and wind projects, including nearly 150 megawatts currently under construction and over 500 megawatts in advanced stages of development. We also continue to acquire operating plants from others. Recently we closed the purchase of a 156-megawatt Brazilian hydro facility and purchased the 18-megawatt Twin Cities hydroelectric facility in Minnesota from a U.S. manufacturing company.

Our view is that electricity prices should continue to increase across the world as the impact of higher fossil fuel prices is fully reflected in the electricity markets. This is because all fuel costs – oil, natural gas, coal and uranium – have increased dramatically over the past five years. Furthermore, construction costs for new power generating facilities using these fuels have also increased significantly, as have costs of all forms of infrastructure. In contrast, the facilities in our extensive portfolio of in-place conventional hydro capacity have no fuel costs and have low operating expenses. Because of this, as overall electricity prices in the marketplace increase under cost pressures, our

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margins improve. This favourable situation is further amplified over time by the fact that our hydro plants are long-life facilities with minimal amounts of sustaining capital requirements.

Further benefitting our assets is the fact that most forms of electricity generation continue to be a significant contributor to CO2 emissions across the globe. As a result, we believe that compliance costs for fossil fuel generators should increase and result in the payment by them of carbon premiums. The higher all-in cost of coal, oil or other fossil fuel generation of electricity resulting from payment of carbon premiums means that higher electricity prices will be required to ensure generators earn their cost of capital. In contrast, our hydro electricity production is virtually 100% carbon neutral and is one of the cleanest forms of commercially viable electricity generation today. We believe that we will be able to capture higher market prices as carbon reduction measures are implemented in our traditional markets. We believe that factoring carbon prices of $25 to $50 per tonne into the cost of electricity produced by carbon-fuelled facilities could result in realized electricity price increases of $10 to $20 per megawatt-hour because fossil-fuelled facilities are typically the higher cost resource that sets the market price to service demand.

Although we don’t purport to predict the amount or timing of carbon premiums being factored into electricity pricing, or where prices of electricity will be in the future, we have set out below an illustrative example of the potential that this could have, based solely on the capital we have invested currently in this business. The illustration shows the effect on our cash flows should a) our power eventually be sold at current replacement cost economics, and b) we benefit from the potential effect carbon premiums could have on power prices. Of course, this is merely indicative because even if we could sell our electricity based on long-term market values, we would still have the many lower-rate contracts in existence today, and therefore a net present value of these cash flows would have to be taken into account. In addition, as carbon markets are only now developing, we do not know how they will be traded in the future. These calculations do, however, illustrate the potential long-term upside for our hydro facilities which could materialize should fossil fuel prices remain at these levels and should carbon recognition be further developed.

INDICATIVE POTENTIAL CASH FLOW GENERATION FOR RENEWABLE POWER BUSINESS

		$ millions
Current annualized cash flows based on average water flows, contracts in place and current pricing, prior to sustaining- capital expenditures		$750

Add:	Incremental cash flow generated if power contracts are renewed at prices based on current replacement costs of generation	500

Add:	Carbon premiums to be embedded in electricity prices received, based on $50 per tonne of CO2 (equivalent to $20/megawatt- hour)	300
Total		$1,550

As a cross-check of the above numbers, the illustrative cash flows of approximately $1.5 billion would equate to the cash flows which would be generated by newly constructed natural gas facilities utilizing current construction costs, a 10% cost of capital, and natural gas prices of approximately $10/MMBtu.

SUMMARY

In times like these, it is worth reviewing our investment principles that we employ to attempt to earn solid long-term returns for our clients in our investment strategies. These investment principles can generally be summarized as follows:

•	Buy quality, long-duration assets and assume we will own them forever;

•	Prudently match-finance the assets;

•	Never make investment decisions based on being overly positive or negative;

•	Invest against the trend;

•	Build our operations with quality people;

•	Focus on consistent execution of our business plans.

As always, thank you for your support. Please do not hesitate to contact any of us should you have suggestions, questions, comments or investment ideas.

J. Bruce Flatt

Managing Partner

April 30, 2008

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Interim Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to sustainability of cash flows within our operations, our ability to re-contract power at higher prices, our ability to grow the scale and total returns of Brookfield Infrastructure, commencement of construction at our development properties, our ability to withstand negative markets, availability of and our ability to capitalize on investment opportunities, expanding our core operations, adding value to existing assets, making acquisitions, our views on the U.S. economy and the economies of major developing countries, future actions by regulatory bodies, performance and rate of recovery of financial markets, the continued emergence of sugar-based ethanol as a fuel alternative, our views on electricity prices, compliance costs associated with fossil fuel generators and resulting carbon premium payments, our ability to capture higher market prices for our renewable power generation business, potential cash flow from our renewable power business, our growth expectations of the businesses we acquired in 2007, long-term returns on development opportunities, performance returns on, and cash flows from, our funds, expansion of our power generation business, increases in demand for “clean” sources of electricity, costs of and demand for competing forms of power generation and our ability to benefit from such demand, power generation operating levels for 2008, power generation revenues from existing contracts through 2012, the ability of Brookfield Infrastructure to provide us with an additional source of capital to fund additional growth in the infrastructure sector, returns from our Opportunity Investment Funds, residential housing conditions in the United States, projected launchings and sales of a recently acquired residential operation in Brazil, growth opportunities for our residential operations in Brazil, future costs and margins as a result of investments in our business as we grow, loan refinancing plans, outlook for our asset management activities, office property sector, power operations, infrastructure operations, and specialty fund operations, impact of interest rates and the value of various currencies against the U.S. dollar on our operations, our ability to meet ongoing performance objectives with respect to cash flow growth and value creation and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “sustainability”, “growing”, “lead”, “planned”, “able”, “appears”, “emerge”, “typically”, “expect”, “think”, “potentially”, “encouraging”, “principally”, “tend”, “primarily”, “generally”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “encouraging”, “expanding”, “scheduled”, “endeavour”, “promising”, “seeking”, “often”, “projected”, “continue”, and derivations thereof, and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “likely”, “would” or “could” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters or identify forward-looking statements. Although Brookfield believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as may be required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-GAAP ACCOUNTING MEASURES

This Interim Report and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statements of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brookfield’s results. We use operating cash flow as a key measure of our financial performance. This is a non-GAAP measure and differs from net income, and may differ from definitions of operating cash flow used by other companies. We define operating cash flow as net income prior to such items as depreciation and amortization, future income tax expense and certain non-cash items that in our view are not reflective of the underlying operations.

BUSINESS ENVIRONMENT AND RISKS

Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.

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Management’s Discussion and Analysis of Financial Results

CONTENTS
Page

Part 1 Introduction	6

Part 2 Performance Review	8

Part 3 Analysis of Consolidated Financial Statements	38

Part 4 Supplemental Information	43

PART 1 – INTRODUCTION

The information in this Management Discussion and Analysis of Financial Results (“MD&A”) should be read in conjunction with our unaudited Consolidated financial statements, which are included on pages 46 through 54 of this report and the most recently issued Annual Report of the company. Additional information, including the company’s Annual Information Form, is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com.

BUSINESS OVERVIEW

Brookfield is a global asset management company, with a primary focus on property, power and infrastructure assets. We have established leading operating platforms in these sectors and, through them, own and manage a broad portfolio of high quality assets that generate long-term cash flows and opportunities for value creation for us and our partners. We create value for our shareholders by increasing, over time, the cash flows generated by managing these assets for our partners as well as from the capital that we have invested alongside them. Part 3 of the MD&A in our 2007 Annual Report describes our Business Strategy in further detail.

BASIS OF PRESENTATION

We have organized the Interim Report on a basis that is consistent with how we operate the business. We organize our activities into a Corporate Group and individual Operating Platforms which focus on specific business segments. These platforms include commercial properties, power generation, infrastructure, development and other properties, specialty funds and advisory services.

We make a distinction within our operating platforms between Asset Management and Operations. We characterize Asset Management as including, among other things: strategic oversight, investment analysis, capital allocation and advisory and other specialized services such as investment banking, facilities management and property leasing. Operations represent the balance of activities directly associated with the underlying businesses. Accordingly, we segregate our financial results between Asset Management and Operations. We also segregate our financial results and our assets, liabilities and capital by Operating Platform.

In reporting our asset management activities, we recognize not only the results of the asset management activities that we perform on behalf of our investment partners, but also in respect of our own capital. We do this in order to present our results and margins on a consistent and more meaningful basis. For capital invested by us in established funds, we report the related fees on the same terms as our partners. For the balance of our capital that is invested directly in similar assets, we attribute cash flows by applying a percentage fee to the estimated value of the operations. While this attribution is currently an internal allocation, we intend to provide investors the opportunity to participate in many of these assets over time, which will replace this attribution with cash flows from third parties and provide us with additional capital to expand our operating platforms in the process.

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We present invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis. Net invested capital and net operating cash flows represent our pro rata interest in the underlying net assets and cash flows. They are, with the exception of the operations of Brookfield Properties Corporation, presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests. Similarly, cash flows are presented net of carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests such as minority shareholders and investment partners. Net invested capital and net operating cash flows, in our view, represent a more consistently comparable basis of presentation than our consolidated financial statements which include our operations under various methods, including equity accounting, proportional consolidation and full consolidation. Please refer to Part 3 of the MD&A in our 2007 Annual Report which includes a description of our financial measures and a glossary of terms.

We provide reconciliations between this basis of presentation in the Interim and our consolidated financial statements. In particular, we reconcile operating cash flow and net income on page 28. The tables on pages 40 and 41 provide a reconciliation between our consolidated financial statements and basis of presentation used herein.

Unless the context indicates otherwise, references in this Interim Report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. All financial data included in the Interim Report has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and specified non-GAAP measures unless otherwise noted. All figures are presented in U.S. dollars, unless otherwise noted.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Senior Vice President, Finance

April 30, 2008

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Part 2 – PERFORMANCE REVIEW

SUMMARY

In this section we review our performance during the first quarter of 2008, our financial position at quarter end and our outlook for the balance of the year. Further details on our operations and financial position are contained within our most recent Annual Report.

Operating cash flow totalled $443 million for the first three months of 2008, compared with $571 million for the comparable period in 2007. We did not record any realization gains in either quarter. The 2007 results included a gain of $165 million ($0.26 per share) that accrued in 2006 for the purposes of determining net income under accounting guidelines that took effect January 1, 2007 but was recorded in 2007 cash flow from operations upon actual disposition of the security. Excluding this item, operating cash flows increased by 7% on a per share basis.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007
Operating cash flow	$443	$571
– per share [1]	0.72	0.93
Excluding security disposition gain	$443	$406
– per share [1]	0.72	0.67
1	Adjusted to reflect three-for-two stock split on June 1, 2007

We recorded improved results across most of our operating platforms, particularly in our power generation and commercial property groups which generated strong investment returns for ourselves and our clients. We also experienced strong performance within our private equity and financial asset portfolios, which more than offset the impact of weakness in the U.S. housing markets on our residential business and timberland operations. Our asset management activities also demonstrated continued growth due to the increased level of invested capital and funds under management.

We have invested a substantial amount of capital in promising development opportunities that we expect will generate attractive long-term returns but, as we have observed in previous shareholder letters, result in lower current returns. This has impacted the current quarter, restraining cash flow growth over prior quarters. In addition, accounting guidelines for business acquisitions required us to capitalize expected short-term profits within the development portfolio acquired in late 2007.

The following table presents net income for the past two periods determined in accordance with Canadian GAAP. We utilize operating cash flow, as opposed to net income, as our preferred metric in assessing the performance of our business. Nevertheless we recognize the importance of net income as a key measure for many users and provide a full discussion of our net income and a reconciliation to operating cash flow.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2008	2007
Net income
– total	$197	$195
– per share [1]	0.31	0.31
1	Adjusted to reflect three-for-two stock split on June 1, 2007

Net income was $197 million compared with $195 million in the comparable quarter last year. The increase reflects the variances in operating cash flow noted above, offset by depreciation on recently acquired assets. We reconcile net income to operating cash flow on page 28.

Segmented Operating Results

The following table presents our operating cash flows for the first three months of 2008 and 2007 on a segmented basis. The results are classified by operating platform and net operating cash flows are separated between these attributable to our asset management activities and those generated from the capital invested by us in our operating platforms.

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	Total Operating Cash Flow		Net Operating Cash Flow
	2008	2007	2008			2007
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)			Asset Management	Operations	Total	Asset Management	Operations	Total
Asset management income	$114	$132
Operating platforms
Commercial properties	463	388	$130	$132	$262	$74	$141	$215
Power generation	251	188	18	130	148	17	88	105
Infrastructure	67	94	12	20	32	4	25	29
Development and other properties	63	147	6	24	30	7	79	86
Specialty funds	105	63	16	38	54	69	46	115
Advisory services	—	—	20	(1)	19	19	—	19
Private equity investments	121	42	—	94	94	—	20	20
Total operating platforms	1,070	922	202	437	639	190	399	589
Cash and financial assets	136	250	—	127	127	—	250	250
	1,320	1,304	202	564	766	190	649	839
Unallocated expenses
Financing	(527)	(398)	—	(78)	(78)	—	(68)	(68)
Operating costs	(165)	(110)	(92)	(72)	(164)	(54)	(49)	(103)
Current income taxes	(17)	(20)	—	(2)	(2)	—	(5)	(5)
Non-controlling interests in consolidated operations	(168)	(205)	(20)	(59)	(79)	(15)	(77)	(92)
Net operating cash flow	$443	$571	$90	$353	$443	$121	$450	$571

Three transactions occurred during 2007 that gave rise to meaningful quarter-over-quarter variances. The most significant was our acquisition of Multiplex, which increased the amount of capital deployed in commercial properties and the associated operating cash flows, as well as the amount of capital invested in development activities. We note, however, that most of the near-term profits associated with these activities have been capitalized in accordance with accounting guidelines and therefore there is currently no meaningful operating cash flow from these activities. Lastly, the acquisition increased our asset management revenues and expenses associated with Multiplex’s fund management and property services activities.

The second major transaction was the partial disposition of a large exchangeable debenture position. We recorded an amount of $165 million in our 2007 cash flows upon the sale of this investment as part of the contribution from cash and financial assets.

Finally, we earned fees totalling $57 million for our efforts to establish a major U.S. retail platform during the first quarter of 2007.

Total operating cash flow from asset management activities, which represents third-party revenues and does not include any revenues in respect of our capital, was $114 million during the period compared to $132 million in 2007. Net operating cash flow was $90 million during 2008 compared with $64 million in 2007 for similar activities and the $57 million fee referred to above, for a total of $121 million in that quarter. The results include base management fees and performance returns from existing funds, as well as fees attributed to assets that we manage on our own behalf that are not yet held through funds.

Operating platforms contributed total operating cash flows of $1,070 million, representing an increase of 16% over 2007, due to increases in commercial office and power generation cash flows and gains within our private equity investment portfolio, offset by lower disposition gains and residential property income within our development and other properties segment. Excluding asset management activities, operating platforms contributed $437 million of net operating cash flow in aggregate prior to unallocated costs, representing an increase of 10% over 2007. We discuss these results in greater detail in the Operating Platforms Section beginning on page 12.

Our financial assets and other activities contributed total operating cash flow of $136 million (net – $127 million) compared to $250 million in 2007 ($85 million excluding the security disposition gain of $165 million). Each period contained a substantial contribution from realized and mark-to-market gains.

Financing costs increased due to the expansion of our business activities and the commensurate increase in our capitalization. The total cash flows include financing costs incurred by partially owned entities whereas the net cash flows relate solely to our corporate obligations.

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The increase in unallocated operating costs reflects the expansion in our operating platforms in particular, the acquisition of a major Australian based property group in late 2007 as well as an increased level of activity devoted to the development of new operating platforms and the expansion of our asset management capabilities.

Non-controlling interests in cash flows declined on both a total and net basis due to lower cash flows generated by partially owned residential property operations and a lower level of disposition gains within consolidated funds.

Overview of Asset Management Results

The following table summarizes asset management income and fees generated for the past two years. “Total” represents fee income generated by the assets and capital under management on a 100% basis, including amounts attributed to the capital we have invested in established funds with co-investors as well as assets that are held directly by Brookfield, whereas “Third Party” amounts represent fees and performance returns earned by us in respect of the assets and capital managed on behalf of our investment partners.

The following table sets out the key components of revenues from asset management activities:

	Total		Third Party
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007
Base management fees	$114	$82	$36	$25
Performance returns	3	7	2	7
Transaction fees	11	57	11	57
Property services	66	39	57	39
Investment banking	8	5	8	4
	202	190	114	132
Direct operating costs	(92)	(54)	—	—
Non-controlling interests in consolidated operations	(20)	(15)	—	—
	$90	$121	$114	$132

Base management fees are a key measure in assessing the growth of our business. As at March 31, 2008, annualized base management fees on existing funds and assets under management totalled $180 million (December 31, 2007 – $160 million), of which $130 million (December 31,2007 – $120 million) are paid to us by third parties.

Base management fees recorded during the quarter include fees of $36 million (2007 – $25 million) earned from third-party investors, $13 million (2007 – $9 million) from the capital that we have invested in existing funds and $65 million (2007 – $48 million) attributed to assets that are not held in existing funds. The increase is due to new capital raised since the beginning of 2007, as well as the Australian fund management business acquired in late 2007, which contributed $6 million of asset management fees in the current quarter.

Transaction fees include $57 million earned in the first quarter of 2007 in connection with our efforts to establish a North American retail property platform and an associated capital commitment. Transaction fees also include investment fees earned in respect of financing activities and include commitment fees, work fees and exit fees.

Property services fees include property and facilities management, leasing and project management and a range of real estate services. The increase reflects a higher level of activity within our facilities management operations and the newly acquired Australian operations. We provide specialized investment banking services in North America and Brazil. These groups increased fees during the quarter through the expansion of their operating base and by concluding a number of successful mandates.

Direct operating costs increased by $38 million, of which $23 million were incurred by the Australian fund management business, and the balance is due to the expansion of our activities. Non-controlling interests represent the 49% interest of Brookfield Properties’ shareholders in the asset management activities conducted by the company.

The level of performance returns recorded in our results continues to be modest because they tend to materialize later in the life cycle of a fund and because we have elected to follow accounting guidelines that defer recognition in our financial statements. The following table includes performance returns on established funds that we believe have accumulated during the quarter, but are not included in our reported results. As our funds mature, we expect to be able to recognize an increasing portion of these accumulated fees.

10         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

	Total		Third Party
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007
Net performance returns accumulated during the period	$(16)	$16	$(15)	$13
Less: returns reported in financial results	(3)	(7)	(2)	(7)
Unrecognized performance returns accumulated during the period	$(19)	$9	$(17)	$6

The change in third-party accumulated performance returns, net of direct expenses, that has not been reflected in operating cash flows represents a decrease of $0.03 per share and an increase of $0.01 per share, respectively, during each of 2008 and 2007. The decrease in accumulated returns is due to lower asset valuations at quarter-end than at December 31, 2007.

	Total		Third Party
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007
Accumulated returns, beginning of period	$355	$95	$138	$54
Accumulated during the period	(19)	9	(17)	6
Total accumulated unrecognized performance returns	$336	$104	$121	$60

We estimate that approximately $22 million of direct expenses will arise on the realization of the returns that have accumulated to date (December 31, 2007 – $29 million). The average period of time over which these accumulated returns may be realized is six years, based on the terms of the relevant contracts. We expect that the ultimate receipt of these amounts will not result in any meaningful cash taxes based on our current tax attributes.

Assets Under Management and Invested Capital

The following table presents the book values of total assets under management at the end of March 31, 2008 and December 31, 2007, including our interests and those of our co-investors, capital commitments by our co-investors, and Brookfield’s invested capital measured in terms of consolidated assets and net invested capital.

	Total Assets Under Management		Co-investor Commitments [1]		Brookfield Invested Capital
					Consolidated Assets		Net Invested
(MILLIONS)	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007
Operating platforms
Commercial properties	$28,319	$30,750	$3,014	$2,898	$22,728	$25,315	$4,960	$4,803
Power generation	7,007	6,802	—	—	7,007	6,802	1,472	1,425
Infrastructure	7,213	6,755	1,819	1,192	4,611	4,435	1,322	1,645
Development and other properties	10,365	9,081	358	359	10,365	9,081	3,663	3,541
Specialty funds	7,244	7,487	3,402	3,547	4,349	2,736	1,207	1,137
Advisory services	25,100	26,237	25,100	26,237	—	—	—	—
	85,248	87,112	33,693	34,233	49,060	48,369	12,624	12,551
Private equity investments	3,725	3,851	—	—	3,725	3,851	1,414	1,336
Cash and financial assets	1,668	1,367	—	—	1,668	1,367	1,109	867
Other assets	3,372	2,010	—	—	3,372	2,010	3,372	2,010
	$94,013	$94,340	$33,693	$34,233	$57,825	$55,597	$18,519	$16,764
1	Includes incremental co-investment capital

Assets under management and invested capital were largely unchanged during the quarter. The net capital invested in our infrastructure businesses decreased following the transfer of an interest in these operations to our shareholders upon the formation of Brookfield Infrastructure Partners L.P. (“Brookfield Infrastructure”) and the distribution of a 60% interest in January 2008.

Co-investor commitments to our property , infrastructure and specialty funds increased by $600 million during the quarter due to the formation of Brookfield Infrastructure Partners.

Within our advisory group, assets under management and co-investor commitments both declined by approximately $1 billion, due to lower market valuations of managed assets notwithstanding the procurement of several new mandates.

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OPERATING PLATFORMS

Commercial Properties

The following table summarizes the total net operating cash flows contributed by our commercial property operations.

	Total Operating Cash Flow		Net Operating Cash Flow
			2008			2007
FOR THE THREE MONTHS ENDED MARCH 31			Asset		Total	Asset		Total
(MILLIONS)	2008	2007	Management	Operations	Platform	Management	Operations	Platform
Office properties	$442	$371	$—	$183	$183	$—	$163	$163
Retail properties	21	17	—	(1)	(1)	—	10	10
	463	388	—	182	182	—	173	173
Asset management and property services [1]	—	—	130	(50)	80	74	(32)	42
	$463	$388	$130	$132	$262	$74	$141	$215
1	Prior to operating costs

Property operations contributed total operating cash flow of $463 million in 2008 (2007 – $388 million). The increase is due to increased rents at existing properties and the acquisition of additional properties in late 2007. Net operating cash flow, which reflects financing costs and co-investor interests, was $262 million (2007 – $215 million) and includes net cash flow of $132 million in 2008 attributed to operations and $130 million attributed to asset management activities. Operating results in 2008 included a $31 million dividend from Canary Wharf whereas the 2007 results included $47 million in gains from the sale of non-core properties. Asset management results increased due to the higher level of invested capital as well as the addition of property services and fund management activities in Australia.

The following table summarizes assets under management and invested capital in our commercial property operations:

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated		Net Invested Capital
(MILLIONS)	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007	March. 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007
Office properties	$26,604	$29,052	$2,414	$2,298	$21,013	$23,617	$4,855	$4,700
Retail properties	1,715	1,698	600	600	1,715	1,698	105	103
	$28,319	$30,750	$3,014	$2,898	$22,728	$25,315	$4,960	$4,803

Net invested capital in commercial properties increased slightly during the quarter. Assets under management and consolidated assets within our office property business both decreased by approximately $2.5 billion due largely to the reallocation of working capital and non-operating balances assumed within our purchase of Multiplex in late 2007 to other Multiplex business units. This represents further refinement of the capital deployed within each business unit as we integrate this business. This re-allocation had no impact on co-investor commitments and minimal impact on net invested capital due to the associated reallocation of working capital liabilities.

Office Properties

Our commercial office portfolios contributed total operating cash flow of $442 million during the first quarter of 2008, compared to $371 million in 2007. After deducting interest expenses and the interests of co-investors in these operations, the net operating cash flow was $183 million compared to $163 million in 2007. The following table shows the sources of operating cash flow by geographic region:

	Operating Cash Flow
	2008				2007
FOR THE THREE MONTHS ENDED MARCH 31		Interest	Co-investor			Interest	Co-investor
(MILLIONS)	Total	Expense	Interests	Net	Total	Expense	Interests	Net
North America	$340	$177	$26	$137	$357	$180	$15	$162
Australasia	61	47	—	14	—	—	—	—
Europe	41	9	—	32	14	13	—	1
	$442	$233	$26	$183	$371	$193	$15	$163

12         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

Total operating cash flow increased by $71 million or 19% over 2007 due primarily to the acquisition of a large commercial office portfolio in late 2007 and increased contribution from existing property interests. The acquisition was partially funded with property-specific debt and co-investor capital, which contributed towards the $51 million increase in associated costs. After taking these items into consideration, net operating cash flows increased by $20 million or 12%.

The following table sets out the variances in operating cash flows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	Variance
Existing properties	$335	$313	$22
Acquired properties	61	—	61
Dividend from Canary Wharf	31	—	31
Disposition gains	—	47	(47)
Other	15	11	4
Total operating cash flow	442	371	71
Interest expenses	(233)	(193)	(40)
Co-investors’ interests	(26)	(15)	(11)
Net operating cash flow	$183	$163	$20

We achieved growth in operating cash flow from existing properties of $22 million or 7%, due to new leasing in the favourable market conditions that prevailed during much of 2007. Average in-place net rents across the portfolio have increased to $23 from $22 at the end of comparable quarter. Leasing fundamentals remain strong in most of our markets, notwithstanding economic weakness in the United States, notably financial centres, and we also have benefitted from favourable currency appreciation. We continue to manage our portfolios and tenant relationships on a proactive basis, which can lead to opportunities to re-lease space for increased yields and gains. We leased 1.0 million square feet in our North American portfolio during the first quarter of 2008 at an average net rent of $33 per square foot. This included 0.6 million square feet of new leases and 0.4 million square feet of expiring leases with an average net rent of $20 per square foot.

Property acquisitions were responsible for $61 million of the increase in operating cash flows. We acquired a major portfolio in Australia in late 2007 which increased total operating cash flows by $61 million and net operating cash flows by $14 million after deducting interest expenses and co-investor interests.

We received a $31 million dividend from Canary Wharf, increasing the cumulative dividends to $301 million since the purchase of our interest for $452 million in 2004.

The 2007 results include $47 million of disposition gains on the sale of non-core properties acquired in previous portfolio transactions.

Borrowing costs and co-investor share of net operating cash flows increased by $51 million over 2007, of which $47 million related to the Australian portfolio. Borrowing costs associated with existing properties increased as a result of refinancing underlevered properties at attractive yields which reduced net operating cash flow but improved return on capital.

Retail

The acquisition of properties within our retail fund resulted in increases in assets under management, consolidated assets and net invested capital since the first quarter of 2007, although balances are unchanged since year-end. Co-investor commitments remained unchanged during the quarter, and the fund is now virtually fully invested.

Total operating cash flows increased to $21 million for the first quarter of 2008 compared to $17 million in 2007. The increase reflects the acquisition of a 1.7 million square foot portfolio of high quality properties in late 2007 all of which were in São Paulo and Rio de Janeiro.

The properties acquired by the Brazil retail fund contain a number of development opportunities which are expected to generate substantial value over the long-term but will reduce current returns in the near term. Net operating cash outflow is $1 million for the current quarter, as the increase in total operating cash flows was offset by interest costs on acquisition debt, and integration costs. The 2007 quarter included $8 million in disposition gains.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         13

	Operating Cash Flow
	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007
Operations	$21	$9	$21	$9
Disposition gains	—	8	—	8
Cash taxes	—	—	(4)	(2)
Interest expenses	—	—	(23)	—
Co-investors’ interests	—	—	5	(5)
	$21	$17	$(1)	$10

Asset Management – Commercial Properties

	2008			2007
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Total	Operations	Third Party	Total	Operations	Third Party
Asset management	$64	$(41)	$23	$35	$(32)	$3
Property services	66	(9)	57	39	—	39
	$130	$(50)	$80	$74	$(32)	$42

Asset management fees from third-party clients increased to $23 million in 2008 due to the addition of externally managed funds in Australia and Europe in late 2007. Fees attributed to our investment in our commercial property operations increased by $18 million to $50 million, reflecting the higher level of capital that we have invested in established funds and directly held assets. Property services fees increased with a higher level of activity and the acquisition of a facility management business in Australia in late 2007.

Power Generation

We own one of the largest privately held hydroelectric power generating portfolios in the world. Our operations are diversified throughout 63 river systems in the U.S., Canada and Brazil. We have increased our generation capacity by 140% over the past five years and intend to continue to expand our business through acquisitions and our development pipeline. Hydroelectric power generation benefits from low operating costs, requires no fossil fuels and has negligible carbon emissions. Accordingly, we believe that our business is well positioned to benefit in both the near term and long term as demand for “clean” sources of electricity and the costs of competing forms of generation all increase.

The following table summarizes the net operating cash flow generated by our power generating operations during the first quarter of 2008 and 2007:

	2008			2007
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Asset Management	Operations	Total Platform	Asset Management	Operations	Total Platform
Operations
Total operating cash flow	$—	$251	$251	$—	$188	$188
Interest expenses	—	(80)	(80)	—	(66)	(66)
Co-investors’ interests	—	(23)	(23)	—	(17)	(17)
	—	148	148	—	105	105
Asset management	18	(18)	—	17	(17)	—
	$18	$130	$148	$17	$88	$105

Total operating cash flows increased by 34%, or $63 million, to $251 million due to both increased generation levels, which were 12% higher than 2007 and 17% above long-term averages as well a 15% increase in realized prices.

14         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

We added 43 megawatts of installed capacity at the end of the quarter with the acquisition of an 18 megawatt facility in Minnesota, and the commencement of a 19 megawatt operation in Brazil, bringing total installed capacity to 3,934 megawatts at March 31, 2007. We agreed to acquire a 156 megawatt facility in Brazil which closed during the second quarter, at a price of $400 million. In addition, we have six hydroelectric facilities under construction in Brazil that will expand our capacity by a further 137 megawatts at a total projected cost of $386 million and advanced stage developments totalling 578 megawatts of additional installed capacity.

The following table sets out installed capacity and development projects as at March 31, 2008:

(MEGAWATTS)
Installed capacity
Hydroelectric generation		2,930
Wind energy		189
Pumped storage		600
Co-generation		215
		3,934
Development projects
Hydroelectric	– under construction	137
	– advanced stage	368
Wind energy	– advanced stage	210
		715

The book value of total assets under management and consolidated assets were largely unchanged from year end. Net invested capital did not change significantly.

	Total Assets Under Management		Co-investor Commitments		Brookfield Invested Capital
					Consolidated Assets		Net Invested
(MILLIONS)	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007
Hydroelectric generation	$4,312	$4,299	$—	$—	$4,312	$4,299	$4,312	$4,299
Wind, pumped storage and cogeneration	563	602	—	—	563	602	563	602
Development	247	236	—	—	247	236	247	236
	5,122	5,137	—	—	5,122	5,137	5,122	5,137
Cash and financial assets	693	784			693	784	693	784
Working capital	1,192	881			1,192	881	144	2
Property-specific and subsidiary debt							(4,274)	(4,285)
Co-investors’ interests							(213)	(213)
	$7,007	$6,802	$—	$—	$7,007	$6,802	$1,472	$1,425

We believe the intrinsic value of our power assets is much higher than the book value because the assets have either been acquired at attractive prices or held for many years and therefore depreciated for accounting purposes which, in our view, is inconsistent with the nature of hydroelectric generating assets. We have also been successful in acquiring, developing and upgrading many of our facilities in an environment of rising fossil fuel prices, which have resulted in significantly expanded operating margins for hydroelectric facilities. This is demonstrated by the level of property-specific and subsidiary debt which, while appearing high compared to the book values, is almost entirely investment grade and relatively conservative compared to the economic value of the facilities and the strength and growth potential of the cash flows.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         15

The following table summarizes the total and net operating cash flows contributed by our power generating operations:

	Operating Cash Flow
	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007	Variance
Hydroelectric generation
North America
United States	$130	$103	$130	$103	$27
Canada	71	54	71	54	17
Brazil	25	14	25	14	11
Total hydroelectric generation	226	171	226	171	55
Wind energy	9	8	9	8	1
Co-generation and pumped storage	16	9	16	9	7
Total other generation	25	17	25	17	8
Total operating cash flows	251	188	251	188	63
Other expenses			(2)	(2)	—
Interest expenses			(78)	(64)	(14)
Non-controlling interests			(23)	(17)	(6)
Operating cash flow	$251	$188	$148	$105	$43

Hydroelectric generation contributed $55 million of the increase in total operating cash flows, due to higher realized prices and increased generation as discussed in the following sections. Net operating cash flows, which reflect interest expenses and co-investor interests, were $148 million in the quarter, compared to $105 million in 2007. The increased contribution from generating activities was partially offset by higher interest expense, reflecting financings completed since the first quarter of 2007 and the impact of currency fluctuations on non-U.S. financings. In addition, the increased cash flows led to a higher level of cash flow attributed to non-controlling interests.

Realized Prices and Operating Margins

The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2008				2007
THREE MONTHS ENDED MARCH 31	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
(GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows
Ontario	763	$54	$13	$41	619	$41	$11	$30
Quebec	495	34	7	27	461	28	6	22
New England	430	34	9	25	419	23	7	16
New York	1,280	93	22	71	1,167	68	19	49
Other	809	79	17	62	694	67	13	54
Total	3,777	$294	$68	$226	3,360	$227	$56	$171
Per MWh		$78	$18	$60		$68	$17	$51

Realized prices from our hydro portfolio increased by 15% over 2007 levels to $78 per megawatt hour and exceeded spot market prices due to our long-standing strategy to sell much of our power under long-term power sales agreements or financial contracts. Average spot electricity prices across our region were generally in line with those of the comparable quarter; however, the shorter-term financial contracts under which power was sold were at higher prices. We also generated a higher proportion of our power in higher priced regions than in 2007 and benefitted from higher currency levels in Canada and Brazil. Our ability to capture peak pricing and sell other energy products such as capacity payments also contributes to higher realized prices. The increase in operating costs relates primarily to the timing of major maintenance expenditures and the impact of a higher Canadian dollar on our Canadian operations.

16         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

The contribution from our non-hydro facilities is set forth in the following table. Cash flows increased due to increased revenues and cash flows notwithstanding lower generation levels, due to higher realized prices at our co-generation and pumped storage facilities.

	2008				2007
THREE MONTHS ENDED MARCH 31 (GWH AND $ MILLIONS)	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows	Actual Production	Realized Revenues	Operating Costs	Operating Cash Flows
Co-generation and pumped storage	313	$39	$23	$16	315	$28	$19	$9
Wind energy	118	11	2	9	138	10	2	8
Total	431	$50	$25	$25	453	$38	$21	$17
Per MWh		$116	$58	$58		$84	$46	$38

Generation

Our facilities produced 4,208 gigawatt hours of electricity during the first quarter of 2008, compared with 3,813 gigawatt hours during 2007. We produced 277 more gigawatt hours from existing hydroelectric capacity owned throughout 2008 and 2007 (i.e. “same store” basis) due to higher water flows; and this was supplemented by the contribution of 140 additional gigawatt hours from hydroelectric facilities acquired or developed during 2007. Hydroelectric generation was 17% above expected long-term averages and 12% above 2007 levels. Our reservoirs have been maintained at normal levels for this time of year and, as a result, we should be able to operate our facilities at long-term average levels during the remainder of 2008, assuming normal water conditions prevail. Our wind facilities, which started operations in the fourth quarter of 2006 and early 2007 generated 118 gigawatt hours, which was below expected long-term averages.

The following table summarizes generation during the first quarter of 2008 and 2007:

		Actual Production		Variance to
THREE MONTHS ENDED MARCH 31	Long-Term			Long Term
(GIGAWATT HOURS)	Average	2008	2007	Average	2007
Existing capacity	3,077	3,633	3,356	556	277
Acquisitions – during 2007	148	144	4	(4)	140
Total hydroelectric operations	3,225	3,777	3,360	552	417
Wind energy	140	118	138	(22)	(20)
Co-generation and pump storage	312	313	315	1	(2)
Total generation	3,677	4,208	3,813	531	395

Contract Profile

Approximately 80% of our projected generation for the balance of 2008 and 2009 is currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets. Our long-term sales contracts, which cover approximately 53% of total generation during this period, have an average term of 11 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or investment grade ratings. The financial contracts typically have a term of less than three years.

The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of	Years ended December 31
	2008	2009	2010	2011	2012
Generation (GWh)
Contracted
Power sales agreements	5,926	6,617	6,585	6,095	5,327
Financial contracts	2,344	3,959	287	—	—
Uncontracted	2,028	2,781	6,467	7,250	8,010
	10,298	13,357	13,339	13,345	13,337
Contracted generation
% of total	80	79	52	46	40
Revenue ($millions)	797	791	535	499	469
Price ($/MWh)	72	75	78	82	88

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         17

The increase in the average selling price for contracted power from $72 per megawatt hour (MWh) to $88 per MWh over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period.

Asset Management – Power Generation

Asset management cash flow is determined by applying a fixed percentage fee to our estimated value of the equity capital invested in these operations. This is an internal allocation that is intended to be consistent with comparable asset management fees incurred elsewhere in our operations. The amount allocated in the current quarter was similar to the comparable quarter as the level of invested capital was relatively unchanged.

Infrastructure

Our infrastructure operations consist of timber and electrical transmission operations in the United States, Canada, Chile and Brazil that are owned through a number of managed funds and through direct interests. The net operating cash flows contributed by these operations are summarized in the following table:

	2008			2007
	Asset		Total	Asset		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Management	Operations	Platform	Management	Operations	Platform
Timberlands	$—	$8	$8	$—	$12	$12
Transmission	—	20	20	—	15	15
	—	28	28	—	27	27
Asset management	12	(8)	4	4	(2)	2
	$12	$20	$32	$4	$25	$29

In January 2008 we transferred a number of our ownership interests to Brookfield Infrastructure, a specialty issuer listed on the New York Stock Exchange. We own 40% of and provide management services to Brookfield Infrastructure pursuant to a long-term agreement. The remaining 60% of Brookfield Infrastructure was distributed to existing Brookfield shareholders. Brookfield Infrastructure will be our primary acquisition vehicle for infrastructure businesses. The establishment of Brookfield Infrastructure is intended to provide investors with what is, in our opinion, a relatively unique and attractive opportunity to invest directly in the infrastructure asset class through a publicly listed security. This also expands the amount of committed capital that we manage and should provide an additional source of capital to fund continued growth in this sector. The net invested capital and net operating cash flows presented in this section reflect our pro rata interest in the operations held within Brookfield Infrastructure.

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated Assets		Net Invested
	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Timberlands	$3,652	$3,675	$542	$315	$3,652	$3,675	$822	$1,025
Transmission	3,561	3,080	1,277	877	959	760	500	620
	$7,213	$6,755	$1,819	$1,192	$4,611	$4,435	$1,322	$1,645

Co-investor commitments represent capital committed by clients to our western Canadian and eastern North American timber funds and the Chilean transmission operations as well as the 60% interests of unitholders in Brookfield Infrastructure that were distributed in the first quarter of 2008 and which represent the increase since year end. We invested additional capital into our Chilean transmission operations, resulting in a higher level of invested capital since year end.

Timber

Timber operations contributed $39 million of total operating cash flow during the first quarter of 2008 compared with $33 million in 2007. The increased contribution during 2008 reflects the addition of U.S. Pacific Northwest operations acquired in April 2007.

18         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

	Operating Cash Flow
	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007	Variance
Timber
Western North America
Timberlands	$33	$22	$33	$22	$11
Higher and better use lands	—	2	—	2	(2)
Eastern North America	5	8	5	8	(3)
Brazil	1	1	1	1	—
	39	33	39	33	6
Other expenses			(1)	—	(1)
Interest expense			(22)	(7)	(15)
Co-investor’s interests			(8)	(14)	6
	$39	$33	$8	$12	$(4)

The slowdown in the U.S. homebuilding industry has resulted in lower demand and prices for premium species such as high quality Douglas fir. We responded by exploiting the flexibility inherent in timber management which allows us to defer harvesting until prices recover and instead increased harvest levels of whitewood species where margins, although lower than Douglas fir, held up better. Interest costs increased as a result of non-recourse financing put in place to capitalize the U.S. timberlands. Co-investor interests declined, reflecting a lower harvest level within our Canadian west coast operations.

The 2007 results reflect a higher level of harvesting activities in anticipation of a possible strike, which provided us with surplus inventory to work with. Pricing was also better than expected.

The following table summarizes the operating results from our timber operations:

	2008			2007
FOR THE THREE MONTHS ENDED MARCH 31 ($ MILLIONS)	Sales (m3)	Revenue	Harvest (m3)	Sales (m3)	Revenue	Harvest (m3)
Western North America
Douglas fir	613,900	$53	587,000	374,900	$33	494,600
Whitewood	277,700	18	214,500	154,700	9	153,400
Other	195,300	20	198,400	61,400	8	81,700
	1,086,900	91	999,900	591,000	50	729,700
Other	569,200	21	569,200	268,900	4	540,200
	1,656,100	$112	1,569,100	859,900	$54	1,269,900

We sold 1.7 million cubic metres of timber during the first quarter of 2008 compared to 0.9 million cubic metres during the first quarter of 2007. The U.S. Pacific Northwest operations contributed 0.5 million cubic metres, which represents most of the increase.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         19

Transmission

Transmission operations contributed $20 million of operating cash flow during the quarter, net of carrying charges and co-investor interests during the first quarter of 2008, compared with $15 million during 2007 as shown in the following table:

	Operating Cash Flow
	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007	Variance
Transmission facilities and investments
Chile	$15	$50
North America	10	8
Brazil	2	3
	27	61	$27	$61	(34)
Other income	1	—	—	(3)	3
Interest expense	—	—	(3)	(24)	21
	28	61	24	34	(10)
Co-investors’ interests			(4)	(19)	15
	$28	$61	$20	$15	$5

The net operating cash flows from our Chilean operations, which are on a comparable basis, increased to $12 million from $8 million in 2007 due to expected rate base increases, currency appreciation and capital investments as well as recoveries in respect of rate base adjustments. These operations performed in line with expectations, as did our northern Ontario transmission and distribution operations.

We consolidated the results of our Chilean operations in the first quarter of 2007 and account for them on an equity accounted basis in 2008. This results in the decrease in total operating cash flows and interest expenses.

Asset Management – Infrastructure

Asset management activities contributed $4 million of revenues from third parties during 2008, compared to $2 million recorded in 2007. The increase is due to fees associated with Brookfield Infrastructure. Total asset management revenues, which include fees earned on our interests in established funds and attributed to directly held interests, increased to $12 million in 2008 from $4 million in 2007 due to the expansion of our timber interests during 2007.

Development and Other Properties

Development and other properties include our opportunity investment funds, residential operations, properties under development and properties held for development.

	2008			2007
	Asset		Total	Asset		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Management	Operations	Platform	Management	Operations	Platform
Opportunity investments	$—	$11	$11	$—	$27	$27
Residential	—	18	18	—	58	58
	—	29	29	—	85	85
Asset management	6	(5)	1	7	(6)	1
	$6	$24	$30	$7	$79	$86

The following table summarizes the assets under management and invested capital:

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated		Net Invested Capital
	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS )	2008	2007	2008	2007	2008	2007	2008	2007
Opportunity investments	$1,538	$1,571	$158	$159	$1,538	$1,571	$221	$225
Residential	2,853	2,909	200	200	2,853	2,909	325	450
Under development	4,689	3,400	—	—	4,689	3,400	1,847	1,696
Held for development	1,285	1,201	—	—	1,285	1,201	1,270	1,170
	$10,365	$9,081	$358	$359	$10,365	$9,081	$3,663	$3,541

20         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

Assets under management and capital invested in our opportunity investments and residential operations were relatively unchanged during the quarter. Our first opportunity fund was fully invested during the previous year following a number of acquisitions and we continue our efforts to invest the capital committed to our second fund. Net invested capital in our residential operations declined as we adjust to lower volumes in the United States and Canada.

Assets under management and consolidated assets in properties under development both increased by approximately $1.3 billion due mainly to the inclusion in this quarter of the working capital associated with Multiplex’s construction business and additional elements of its development activities, which were included in commercial properties at year end.

The carrying values of properties held for development was relatively unchanged.

Opportunity Investment Funds

We operate two property funds that are focused on “opportunity investments” and have total committed capital of $422 million, including $158 million from co-investors.

	Operating Cash Flow
	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007
Total operating cash flows	$31	$13	$31	$13
Disposition gains	—	68	—	27
Interest expense	—	—	(13)	(13)
Co-investors’ interests	—	—	(7)	—
	$31	$81	$11	$27

Total operating cash flow in the first quarter was $31 million. The $81 million recorded in the first quarter of 2007 included a large disposition gain. The contribution from portfolio operations increased from $13 million to $31 million due to a higher level of invested capital. Due to the focus on value enhancement and the relative short hold period for properties, we expect that returns will come more from disposition gains as opposed to net rental income, relative to results from our core commercial office portfolios. Our first fund is fully invested and is continuing to reposition properties within the portfolio while we continue to invest the capital committed to our second fund.

Residential

We continue to benefit from the diversification of our residential operations as the impact of the slowdown in the U.S. was offset by the contribution from our Canadian and Brazilian operations.

	Operating Cash Flow
	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007
United States	$(14)	$9	$(6)	$5
Impairment charge – U.S. operations	(6)	—	(2)	—
Canada	18	42	18	42
Brazil	18	15	8	11
	$16	$66	$18	$58

Canada

Our operations were impacted by over-supply in the Alberta market, where our Canadian operations are focused, following several years of exceptionally strong performance including 50% year-over-year growth in 2007. As a result, the contribution declined to $18 million in the current quarter from the record results of $42 million in the first quarter of 2007. The decline is shared as to 49% with the minority shareholders of Brookfield Properties on both a total and net basis. The local economies continue to be very strong and activity increased over the quarter. Accordingly, we have not revised our 2008 target for this business unit.

The decline in cash flows reflects lower volumes. In addition operating margins during the quarter were 22% compared with 34% over the 2007 year. We own approximately 82,900 lots in these operations of which approximately 6,400 lots were under active development at year end and 76,500 lots are included in development assets because of the length of time that will likely pass before they are actively developed. Most of the land holdings were purchased in the mid-1990s or earlier, resulting in an embedded cost advantage.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         21

United States

Our U.S. operations reported an operating loss during the quarter of $14 million on a total basis and $6 million on a net basis. The results include a charge of $6 million in respect of financing activities, offset by the attribution of a portion of these results to the 42% interest of other shareholders in this business.

The gross operating margin in the business was 16% during the quarter, which is relatively unchanged from the margins experienced over the course of 2007. We closed 120 units during the quarter (2007 – 151 units) at an average selling price of $571,000 (2007 – $707,000). We continue to experience a supply and demand imbalance that is exacerbated by lower consumer confidence and restricted access to mortgage financing by buyers. We do not expect conditions to improve meaningfully until after 2008.

Net new orders during the quarter were 231 units (2007 – 289 units) and the backlog at the end of the quarter was 266 units (March 31,2007 – 397 units). We own or control 26,200 lots through direct ownership, options and joint ventures.

Brazil

We have continued to expand our Brazilian operations, which are benefiting from the favorable demographics and economic conditions in this economy. We recently announced the acquisition by our Brazilian residential unit of MB Engenharia S.A. for approximately $100 million plus contingent consideration. This transaction increases our presence in the important middle and mid-low segments of the Brazil market. We expect the acquisition will be immediately accretive to operating results and anticipate projected 2008 launchings of R$1.6 billion to R$1.8 billion and contracted sales of R$1.15 billion to R$1.35 billion.

During the quarter, these operations contributed total and net cash flow of $18 million and $8 million, respectively, compared with $15 million and $11 million, respectively, in the first quarter of 2007. Launchings during the quarter totalled R$35 million (US$20 million) compared with R$146 million (US$71 million) in the 2007 quarter.

We own substantial density rights in our key markets of Rio de Janiero and São Paulo that provide the basis for continued growth, and the acquisition of MB expands our operating footprint and is expected to provide additional growth opportunities.

Under Development

Properties under development contributed operating cash flow of $nil during the quarter.

Properties that are under development do not typically contribute meaningful cash flow during the development process as most costs are capitalized and revenues are applied against these costs. In the case of the development portfolio acquired in late 2007, this is exacerbated by accounting guidelines that require us to capitalize short-term profits upon acquisition. Accordingly, development activities resulted in a loss of $7 million during the quarter due to overhead and interest costs that were not capitalized to specific projects.

The development losses were offset by an equivalent amount of the net operating cash flows generated by our construction activities, which were also acquired in late 2007. This contribution was lower than expected due to delays in several projects that deferred profit recognition into future periods. The backlog in the group remains very strong at $6 billion of property and other infrastructure projects in Australia, the Middle East and the UK.

22         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

The following table summarizes the capital deployed in properties under development, which are primarily commercial properties with a smaller component of retail and residential:

			Brookfield Invested Capital
	Total Assets Under Management		Consolidated Assets		Net Invested Capital
	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007
Properties under development
North America	$716	$965	$716	$965	$716	$965
Australia and United Kingdom	3,580	2,273	3,580	2,273	3,580	2,273
Brazil	393	162	393	162	393	162
Property-specific financing	—	—	—	—	(2,842)	(1,704)
	$4,689	$3,400	$4,689	$3,400	$1,847	$1,696

Capital invested in North America properties declined with the substantial completion and occupancy of 4 Allen Center in Houston, offset by continued development of the Bay Adelaide Centre in Toronto and Bankers Court in Calgary.

The capital invested in Australia and United Kingdom and property specific financing both increased due to the reallocation of working capital and associated debt from commercial office properties.

Held for Development

			Brookfield Invested Capital
	Total Assets Under Management		Consolidated Assets		Net Invested Capital
	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007
Commercial office properties
North America	$346	$207	$346	$207	$346	$207
Residential lots
Canada and Brazil	762	804	762	804	762	804
Rural development
Brazil	177	190	177	190	162	159
	$1,285	$1,201	$1,285	$1,201	$1,270	$1,170

There have been no meaningful changes during the quarter in the capital invested in properties held for development. Similar to properties under development there is negligible operating cash flow as most costs are capitalized.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         23

Specialty Funds

Specialty investment funds, which include our bridge lending, restructuring and real estate finance generated net operating cash flow of $54 million during the first quarter of 2008, compared with $115 million during the first quarter of 2007. The 2007 results reflect asset management fees of $57 million in respect of a major initiative to establish a retail property business and the 2008 results reflect operating losses recorded by an investee within one of our restructuring funds, which offset increased bridge lending income.

	2008			2007
	Asset		Total	Asset		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Management	Operations	Platform	Management	Operations	Platform
Operations
Bridge lending	$—	$27	$27	$—	$21	$21
Restructuring	—	10	10	—	21	21
Real estate finance	—	7	7	—	5	5
	—	44	44	—	47	47
Asset management	16	(6)	10	69	(1)	68
	$16	$38	$54	$69	$46	$115

The following table summarizes the assets and capital in our specialty funds:

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated Assets		Net Invested
	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Bridge lending	$1,207	$1,187	$1,350	$1,510	$619	$488	$499	$488
Restructuring	1,570	1,538	788	753	1,570	1,538	387	361
Real estate finance	4,327	4,637	1,204	1,225	2,136	685	297	263
Real estate services	140	125	60	59	24	25	24	25
	$7,244	$7,487	$3,402	$3,547	$4,349	$2,736	$1,207	$1,137

The net capital invested by us in these activities was relatively unchanged at $1.2 billion. Consolidated assets increased, reflecting the consolidation of the Brookfield Real Estate Finance Fund I during the first quarter as well as the consolidation of an investee within our bridge lending funds due to an increase in our economic interest in the company, although the net capital invested by us remained relatively unchanged at $297 million.

Bridge Lending

The contribution from bridge lending operations increased from $21 million in the first quarter of 2007 to $27 million in the current quarter. The 2008 results included $10 million valuation gain on convertible debentures held within one of our funds, which offset lower interest income. The reduction in interest income is due principally to lower invested capital which averaged $326 million over the quarter. Associated yields were also relatively consistent quarter over quarter at 13%. Co-investor commitments declined as loans within our first bridge lending fund were repaid. The corresponding impact on total assets under management was offset by the aforementioned consolidation of an investee and new loans within our second bridge fund.

We have adopted a more cautious approach to bridge lending in the current environment and scaled back the number of commitments offered to prospective borrowers. Our capital exposure to the portfolio at quarter-end was $499 million, consisting of interests in 11 loans with the single largest exposure being $140 million. The average term of our loan interests is 22 months, excluding extension privileges, and generated an average yield of 13% at quarter-end.

Restructuring

We have significantly expanded our underwriting activities within this group in reaction to an increased number of attractive opportunities, although at $499 million, the capital invested in our restructuring activities was relatively unchanged during the quarter. We added $155 million of new co-investor commitments to our second fund.

24         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

The following table summarizes the results from our restructuring operations:

	Operating Cash Flow
	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007
Operating cash flow	$40	$37	$40	$37
Interest expense	—	—	(10)	(4)
Non-controlling interests	—	—	(20)	(12)
	$40	$37	$10	$21

Total operating cash flows generated by investments within our restructuring funds were $40 million during the quarter compared to $37 million in the 2007 quarter. On a net basis, which reflects our pro rata share of the cash flows after deducting financing costs as well as the interests of our fund co-investors and any other shareholders in the investee companies, operating cash flows declined to $10 million from $21 million. The reduction is due primarily to our investment in Western Forest Products, which continue to face a challenging operating environment.

We hold positions in nine companies and the average exposure of Brookfield to each investee is $42 million.

Real Estate Finance

The real estate finance group increased the level of assets under management by originating a number of high quality investment opportunities. This increase was offset by the de-leveraging of our public mortgage REIT through the sale of $1.2 billion of securities to reduce risk and better position the company to take advantages of future opportunities. Our net capital invested in these activities is $297 million compared to $263 million at the beginning of the quarter.

The current environment has increased the spreads on new investments by a substantial margin. We recorded increased cash flows, assets under management and investment returns from our second real estate finance fund that was formed during 2007. The combined activities contributed $7 million of net operating cash flow during the first quarter of 2008 as shown in the following table:

	Operating Cash Flows
	Total			Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	[1]	2008	2007
Real estate finance investments	$36	$15		$36	$15
Less: interest expenses	—	—		(21)	—
Less: co-investor interests	—	(11)		(9)	(11)
Real estate finance funds	36	4		6	4
Financial assets – Mortgage REIT	1	1		1	1
	$37	$5		$7	$5
1	Fund presented on an equity accounted basis in 2007.

Asset Management – Specialty Funds

Asset management activities within our specialty funds operations contributed $10 million of third-party income during 2008, compared to $68 million in the first quarter of 2007. The 2007 results included a transaction fee arising from our efforts to establish a major U.S. retail fund by way of an acquisition and associated financing fees. The 2008 results include base management fees from third-party co-investors of $7 million due to increased capital under management in our specialty funds group compared to $4 million of such fees in the 2007 quarter.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         25

Advisory Services

We manage equity and fixed income securities and provide investment banking services all with a particular focus on the property and infrastructure sectors. The results of these activities are presented in the following table:

	2008			2007
	Asset		Total	Asset		Total
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Management	Operations	Platform	Management	Operations	Platform
Real estate and fixed income securities	$14	$(1)	$13	$9	$—	$9
Investment banking	6	—	6	10	—	10
	$20	$(1)	$19	$19	$—	$19

The management of real estate and fixed income securities produced revenues of $14 million during the quarter, which consist largely of base management fees. Management fees increased over the $9 million recorded in the first quarter of 2007 due to growth in assets under management from an average level of $20 billion during the 2007 quarter to $25 billion during the current quarter. The increase was due largely to the acquisition of a real estate and infrastructure equities manager with $6 billion of securities under management during the fourth quarter of 2007.

Our investment banking and advisory groups contributed $6 million of fees during the quarter. The group advised on transactions totalling $1 billion in value during the quarter.

The following table summarizes assets under management within our advisory activities. We do not have any meaningful amount of our own capital invested in these strategies as the assets under management tend to be securities as opposed to physical assets.

	Total Assets Under		Co-investor		Brookfield Invested Capital
	Management		Commitments		Consolidated Assets		Net Invested
	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Real estate and fixed income securities
Fixed income	$19,205	$20,210	$19,205	$20,210	$—	$—	$—	$—
Equity	5,895	6,027	5,895	6,027	—	—	—	—
	$25,100	$26,237	$25,100	$26,237	$—	$—	$—	$—

The level of assets under management and co-investor commitments declined during the first quarter due to a reduction in the market value of assets being managed. Within our fixed income group, inflows from new mandates exceeded outflows by nearly $500 million which reflects favourable on the groups relative performance.

Private Equity Investments

The net operating cash flow generated by our private equity investments increased to $94 million from $20 million in the first quarter of 2007. Increased returns from our insurance operations together with gains on the sales of investment positions more than offset the impact of losses within our forest products investees. Net invested capital, at $1.4 billion, was largely unchanged during the quarter.

	Brookfield Invested Cash Flow				Operating Cash Flow
	Consolidated Assets		Net Invested		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Forest products	$760	$819	$338	$241	$(18)	$—	$(17)	$(2)
Infrastructure	83	85	83	85	2	1	2	1
Insurance operations	2,525	2,513	685	661	44	28	32	18
Other operations	202	281	273	249	94	14	80	4
Property	155	153	35	100	(1)	(1)	(3)	(1)
	$3,725	$3,851	$1,414	$1,336	$121	$42	$94	$20

We began consolidating the results of Fraser Papers during the third quarter of 2007 following an increase in our ownership interest to 56%. Accordingly, cash flow in the table above now reflects our proportionate interest in Fraser Papers’ cash flows. In

26         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

connection with Fraser Papers’ January 2008 equity rights offering, we increased our equity interest to 71% of the outstanding common shares.

We completed the sale of two investments held within Other Operations for gains of $78 million in total and $58 million on a net basis after dedicating transaction costs and cash tax liabilities.

Cash and Financial Assets

Net operating cash flows from our cash and financial assets totalled $127 million during the first quarter of 2008 compared to $250 million during the 2007 quarter. The 2007 results include gains of $165 million on the partial monetization of an exchangeable debenture that had accrued in 2006 for net income purposes but were recorded in cash flow upon disposition in 2007. We recorded favourable mark-to-market and disposition gains in each quarter, in addition to the debenture gain in 2007. These returns exceed our expectations and shareholders should not expect us to repeat this performance with any degree of certainty.

	Total Assets Under		Brookfield Invested Capital
	Management		Total		Net
	March 31	Dec. 31	March 31	Dec. 31	March 31	Dec. 31
(MILLIONS)	2008	2007	2008	2007	2008	2007
Financial assets
Government bonds	$329	$420	$329	$420	$329	$420
Corporate bonds	250	286	250	286	250	286
Fixed income	21	22	21	22	21	22
High yield bonds	99	112	99	112	99	112
Preferred shares	54	40	54	40	54	40
Common shares	294	51	294	51	294	51
Loans receivable	109	76	109	76	109	76
Total financial assets	1,156	1,007	1,156	1,007	1,156	1,007
Cash and cash equivalents	512	360	512	360	512	360
Deposits and other liabilities	—	—	—	—	(559)	(500)
Net investment	$1,668	$1,367	$1,668	$1,367	$1,109	$867

Consolidated cash and financial assets increased to $1.7 billion during the first quarter due to the purchase of common shares in undervalued companies. Net invested capital reflects broker deposit liabilities and a small number of borrowed securities that have been sold short. Net invested capital includes of cash and cash equivalents $170 million held by Brookfield Properties.

As part of our ongoing risk management and value creation activities, we establish market positions using total return swaps and credit derivatives. As at March 31, 2008, we maintain common equity positions with a notional value of $66 million through total return swaps. We also bought protection against widening credit spreads through credit default swaps with a total notional value of $2.4 billion, which have a limited downside and benefit from increases in credit spreads and defaults of the underlying debt.

Financing Costs

Financing costs include interest expense on corporate borrowings, certain subsidiary borrowings and capital securities as set out in the following table:

	Total			Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS )	2008	2007	Variance	2008	2007	Variance
Corporate borrowings	$37	$31	$6	$37	$31	$6
Property-specific mortgages	335	284	51	—	—	—
Subsidiary borrowings	133	61	72	19	15	4
Capital securities	22	22	—	22	22	—
	$527	$398	$129	$78	$68	$10

Interest on corporate borrowings increased slightly during the quarter due to a higher level of average borrowings that were incurred in the course of expanding our operating base as described further within the corresponding section under Capitalization and Liquidity.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         27

Operating Costs

Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units.

	Total Operating Cash Flow		Net Operating Cash Flow
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	2008	2007	Variance
Asset management
Asset management activities	$37	$20	$37	$13	$24
Property services	55	34	55	34	21
	92	54	92	47	45
Corporate and other costs	73	56	72	56	16
	$165	$110	$164	$103	$61

Corporate and asset management costs increased from $103 million in the first quarter of 2007 to $164 million in the current quarter on a net basis. The Australian-based operations acquired in late 2007 contributed asset management and property services of $17 million. The balance of the increase in these activities arises from the higher level of activity and invested capital since the beginning of 2007. Corporate and other increased due in particular costs associated with the integration of a major property portfolio, a number of major corporate and asset management initiatives and the expanded resources requirements.

Co-investor Interests in Net Operating Cash Flow

Co-investor interests in the net operating cash flow presented on page 9 relate primarily to the 49% minority equity interest held by others in our North American property subsidiary, Brookfield Properties Corporation. Additional information on co-investor interests is located on page 34.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS )	2008	2007	Variance
Brookfield Properties
Asset management	$20	$15	$5
Operating returns	48	77	(29)
Brookfield Multiplex	11	—	11
	$79	$92	$(13)

The decrease in minority interests in net operating cash flow reflects the lower operating cash flows within our Canadian residential property business, which is owned through Brookfield Properties offset by increased returns from our North American office property portfolios.

The co-investor interests in Brookfield Multiplex relate to $536 million of participating securities issued by that company before it was purchased by us in late 2007.

NET INCOME

In this section we describe components of our statements of net income that are not discussed elsewhere in this report and reconcile net income to operating cash flow.

The following table reconciles net income and operating cash flow:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS )	2008	2007
Operating cash flow and gains	$443	$571
Less: dividends from equity accounted investments	(6)	(5)
security disposition gain	—	(165)
	437	401
Other items, net of non-controlling interests	(240)	(206)
Net income	$197	$195

The 2007 reconciling items include a $165 million gain as the sale of debentures during that quarter which was included in opening retained earnings as at January 1, 2007 as a result of a prescribed accounting change.

28         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

The following table summarizes our consolidated statements of net income:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007
Revenues	$3,210	$1,841
Net operating income	1,314	1,134
Expenses
Interest	(527)	(398)
Asset management and other operating costs	(165)	(110)
Current income taxes	(17)	(20)
Non-controlling interests in the foregoing	(168)	(205)
	437	401
Other items, net of non-controlling interests	(240)	(206)
Net income	$197	$195

Revenues

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007
Commercial properties	$688	$548
Power generation	343	263
Infrastructure	125	124
Development and other properties	767	306
Specialty funds	541	235
Investment income and other	746	365
	$3,210	$1,841

Revenues from commercial properties increased due to the expansion of our operations including the acquisition of additional property interests in the fourth quarter of 2007 including a large portfolio in Australia. The increase in power generation revenues reflects increased water flows, higher pricing and increased generating capacity. The increase in revenues from development and other properties is due largely to the acquisition of a global construction business in the fourth quarter of 2007. Our specialty funds’ revenues increased due to the consolidation of revenues from Western Forest Products. Similarly, investment income and other includes revenues from operations consolidated after the first quarter of 2007 that were previously accounted for on the equity method.

Net Operating Income

Net operating income includes the following items from our consolidated statements of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Part 2 – Performance Review beginning on page 8.

The following table reconciles net operating income to the total operating cash flow in the segmented basis of presentation:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	Operating Platform	2008	2007
Net operating income		$1,314	$1,134
Add: dividends from equity accounted investments	Private Equity	6	5
exchangeable debenture gains	Cash and Financial Assets	—	165
Total operating cash flow		$1,320	$1,304

Expenses

Interest costs are discussed on page 27 and asset management and other operating costs are discussed on pages 27 and 28. The interests of non-controlling parties in net operating income less expenses are discussed on page 28 and page 34.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         29

Other Items

Other items are summarized in the following table, and include items that are non-cash in nature and not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 28.

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	Variance
Depreciation and amortization	$(314)	$(223)	$(91)
Equity accounted loss from investments	(13)	(39)	26
Provisions and other	(63)	5	(68)
Future income taxes	18	(65)	83
Non-controlling interests in the foregoing items	132	116	16
	$(240)	$(206)	$(34)

Depreciation and amortization prior to non-controlling interests increased by $91 million due to the acquisition of additional assets in a number of operating platforms during 2007, particularly commercial office properties. In addition, the consolidation of several entities during 2007 led to the inclusion of their depreciation charges in our results. Depreciation and amortization for each principal operating segment is summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007	Variance
Commercial properties	$167	$130	$37
Power generation	45	37	8
Infrastructure	35	28	7
Development and other properties	36	12	24
Specialty funds and private equity investments	29	15	14
Other	2	1	1
	$314	$223	$91

We recorded net equity accounted losses of $13 million during the quarter from our investment in Norbord. Norbord continues to face an extremely weak price environment for its principal product, in addition to higher input costs. We increased our interest in Fraser Papers to 56% during the third quarter of 2007 and began to consolidate our interest at that time. In addition, we sold our interest in Stelco during the fourth quarter of 2007 for a $229 million gain. Accordingly, we did not record any equity accounted results from these entities during 2008.

The following table summarizes earnings from our equity accounted investments:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007
Norbord	$(13)	$(6)
Fraser Papers	—	(5)
Stelco	—	(28)
	$(13)	$(39)

Other items largely represent revaluation items and contributed net accounting charges of $60 million in the first quarter of 2008, compared with income of $5 million in 2007. These items are summarized in the following table:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007
Norbord exchangeable debentures	$64	$11
Interest rate contracts	(74)	(6)
Power contracts	(38)	—
Other	(15)	—
	$(63)	$5

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we do not believe are appropriately included in operating cash flow. Items being revalued include debentures issued by us that are exchangeable into 20 million Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.

30         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. The U.S. 10-year treasury rate moved from 4.02% to 3.41% between December 31, 2007 and March 31, 2008, which led to a $74 million decline in the value of these contracts, however we believe that the corresponding impact on the value of our interest sensitive assets which is not including net income more than offsets this amount.

In our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity that we have pre-sold.

We recorded a future income tax recovery in the current quarter, due principally to increases in value of our tax pools and the benefit of tax deductions recorded with respect to first quarter operating results. Future income taxes in the first quarter included the reversal of an income tax liability associated with our U.S. homebuilding operations following the receipt of a final assessment from income tax authorities in respect of a prior tax year.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         31

CAPITALIZATION AND LIQUIDITY

The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.

To ensure we are able to react to investment opportunities quickly and on a value basis, we typically maintain a high level of liquidity at the corporate level. Our primary sources of liquidity consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities. These totalled $1.9 billion at the corporate level at the end of March 31, 2008, compared to $2.0 billion at December 31,2007.

We generate substantial liquidity within our operations on an ongoing basis through our free cash flow, which varies between $1.5 billion to $2.0 billion on an annual basis, as well as from the ongoing turnover in assets with shorter investment horizons and periodic monetization of our longer dated assets through the sale of co-investor participations, divestitures and refinancings. This liquidity includes $170 million (2007 – $204 million) of cash held by Brookfield Properties.

Accordingly, we consider ourselves to have the necessary liquidity to both manage our financial commitments and to capitalize on opportunities to invest capital at attractive returns. Nevertheless, we are cognizant of the current instability in the capital markets and continue to allocate capital in a prudent manner.

Deconsolidated Capitalization

The following table presents our deconsolidated capitalization, i.e. excluding the capitalization of Brookfield Properties and other consolidated entities. Our deconsolidated debt to capitalization levels remain well within our target of 20% to 30% on a book value basis and, in our opinion, are very conservative on a market value basis at 14%.

					Operating Cash Flow
	Capitalization Market Value [1]		Brookfield Invested Capital		Underlying		Remitted
AS AT AND FOR THE THREE MONTHS ENDED	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2008	2007	2008	2007	2008	2007	2008	2007
Corporate borrowings	$2,428	$2,048	$2,428	$2,048	$37	$31	$37	$31
Subsidiary borrowings [2]	714	711	714	711	19	15	19	15
Other liabilities	1,412	1,401	1,412	1,401	76	75	76	75
Capital securities	503	517	503	517	7	9	7	9
Non-controlling interests	2	9	2	9	—	2	—	2
Shareholders’ equity
Preferred equity	870	870	870	870	12	9	12	9
Common equity	16,997	22,262	6,140	6,644	431	562	401	486
Total capitalization / cash flows	$22,926	$27,818	$12,069	$12,200	$582	$703	$552	$627
Debt to total capitalization [3]	14%	10%	26%	23%
Interest coverage [4]					10x	15x	10x	14x
Fixed charge coverage [5]					8x	11x	7x	10x
1	Common equity values based on period end market prices
2	Guaranteed by the Corporation or issued by corporate subsidiaries
3	Corporate and subsidiary borrowings as a percentage of total capitalization
4	Total cash flows divided by interest on corporate and subsidiary borrowings
5	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity
6	Excludes the capitalization of Brookfield Properties Corporation

We describe the various components of our deconsolidated capitalization further within the next section.

32         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

Consolidated Capitalization

The following table presents Brookfield’s capitalization using book values on a fully consolidated and net invested basis together with the associated cash flows:

			Book Value				Operating Cash Flow [2]
	Cost of Capital	[1]	Consolidated		Net Invested Capital		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31		March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2008		2008	2007	2008	2007	2008	2007	2008	2007
Corporate borrowings	7%		$2,428	$2,048	$2,428	$2,048	$37	$31	$37	$31
Non-recourse borrowings
Property-specific mortgages	7%		21,858	21,644	—	—	335	284	—	—
Subsidiary borrowings [3]	7%		7,976	7,463	714	711	133	61	19	15
Other liabilities	9%		11,543	11,102	4,577	3,148	182	130	166	108
Capital securities	6%		1,531	1,570	1,531	1,570	22	22	22	22
Non-controlling interest in net assets	20%		5,479	4,256	2,259	1,773	168	205	79	92
Shareholders’ equity
Preferred equity	5%		870	870	870	870	12	9	12	9
Common equity	20%		6,140	6,644	6,140	6,644	431	562	431	562
	9.5%		$57,825	$55,597	$18,519	$16,764	$1,320	$1,304	$766	$839
1	Based on operating cash flows as a percentage of average book value
2

Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Net amounts represent subsidiary obligations guaranteed by the Corporation or issued by corporate subsidiaries

Our consolidated capitalization, includes 100% of the debt within consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata interest in this debt is much lower. Accordingly, we believe that the level of debt on this basis is relevant only in relation to the associated consolidated assets, as opposed to our equity. We focus primarily on our deconsolidated capitalization as described above in assessing financial leverage.

Consolidated capitalization increased by $2.2 billion during the quarter reflecting increases in corporate borrowings, additional property-specific mortgage debt on acquired assets and expanded financing on existing properties, as well as additional working capital associated with acquired operations.

Our capitalization on a net invested capital basis was $18.5 billion as at March 31, 2008, compared to $16.8 billion as at December 31, 2007. This basis excludes property-specific borrowings and other financial obligations that have no recourse to the Corporation. The book value of our common equity decreased $0.5 billion to $6.1 billion due to the distribution of units of Brookfield Infrastructure and the repurchase of common equity, offset by accumulation of undistributed net earnings and other comprehensive income.

Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2007. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.

The market value of our common equity capitalization was $17 billion as at March 31, 2008, compared to $22 billion at the end of 2007, reflecting a decline in our quoted share price.

Corporate Borrowings

Our corporate borrowings have an average term of nine years and more than 40% of the maturities extend beyond 2012. We hold cash, financial assets and have committed undrawn bank facilities which do not mature until 2011 that are available to fund shorter term maturities if we determine that this approach results in a lower cost of capital. Corporate borrowings increased by approximately $380 million to fund investment activities during the quarter.

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AS AT MARCH 31, 2008	Average	Balance of	December 31
(MILLIONS)	Term	2008	2009	2010	2011	2012	Beyond	Total
Commercial paper and bank borrowings	3	$100	$—	$—	$460	$—	$—	$560
Publicly traded term debt	11	299	—	199	—	347	1,023	1,868
Total	9	$399	$—	$199	$460	$347	$1,023	$2,428
Percentage of total		17%	—	8%	19%	14%	42%	100%

The average interest rate on our corporate borrowings was 6% at quarter end, similar to 2007, and the average term was nine years (2007 – 11 years).

The Corporation has $1,445 million of committed corporate four-year revolving term credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At March 31, 2008, $560 million of these facilities were drawn or allocated as back-up to outstanding commercial paper, and approximately $63 million (2007 – $63 million) of the facilities were utilized for letters of credit issued to support various business initiatives.

Property-specific Borrowings

As part of our financing strategy, we raise the majority of our debt capital in the form of asset-specific mortgages that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average	Balance of	December 31
AS AT MARCH 31, 2008 (MILLIONS)	Term	2008	2009	2010	2011	2012	Beyond	Total
Commercial properties	6	$2,388	$1,449	$1,076	$4,681	$444	$5,608	$15,646
Power generation	13	66	163	189	110	645	2,324	3,497
Infrastructure	6	1,200	41	—	32	—	524	1,797
Development and other properties	2	133	498	179	1	63	44	918
Total	7	$3,787	$2,151	$1,444	$4,824	$1,152	$8,500	$21,858
Percentage of total		17%	10%	7%	22%	5%	39%	100%

Interest costs increased to $335 million from $284 million during the first quarter of 2007 due primarily to the expansion of our capitalization since that time. In particular, interests costs associated with the financing of the Australian commercial property portfolio and the U.S. Pacific Northwest timberlands added $53 million and $14 million, respectively. Subsequent to quarter end, we refinanced a $1.2 billion loan secured by the U.S. Pacific Northwest timberlands with $1.0 billion of term debt with an average coupon of 5.17% and an average term of 7.3 years. The balance of the 2008 maturities and the majority of 2009 maturities consist primarily of commercial office mortgages which are being refinanced in the normal course.

Subsidiary Borrowings

Subsidiary borrowings have no recourse to the Corporation except for a limited number of exceptions. As at March 31, 2008, subsidiary borrowings included $714 million (2007 – $711 million) of financial obligations that are either guaranteed by the Corporation or are issued by direct corporate subsidiaries.

We also capitalize our subsidiary entities to maintain access to the debt capital markets, usually on an investment grade basis thereby reducing the demand for capital from the Corporation and sharing the cost of financing equally among equity holders.

34         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

	Average	Balance of	December 31
AS AT MARCH 31, 2008 (MILLIONS)	Term	2008	2009	2010	2011	2012	Beyond	Total
Subsidiary borrowings
Commercial properties	2	$385	$1,903	$45	$45	$36	$127	$2,541
Power generation	9	—	436	—	—	—	340	776
Infrastructure	2	3	3	2	—	—	—	8
Development and other properties	2	291	306	127	64	6	7	801
Investments and other	1	549	83	962	270	4	505	2,373
Corporate subsidiaries	7	—	—	—	113	—	601	714
Co-investor capital
Properties	6	—	—	—	—	—	763	763
Total	3	$1,228	$2,731	$1,136	$492	$46	$2,343	$7,976
Percentage total		16%	34%	14%	6%	1%	29%	100%

Commercial property borrowings include a $1.6 billion loan backed by our Multiplex operations, which we acquired during 2007. This loan does not mature until March 2009 and represents a consolidated loan-to-value of less than 55%. We have begun to repay this loan with asset sales in the current quarter and intend to refinance the balance with further asset sales and traditional long-term financings during the balance of 2008 and early 2009.

Capital Securities

Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though the securities are preferred shares that are convertible into common equity at our option. The securities are classified as liabilities for Canadian GAAP purposes because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time.

The average distribution yield on the capital securities at March 31, 2008 was 6% (2007 – 6%) and the average term was six years (2007 – seven years).

Interests of Co-investors

Interests of co-investors in net assets are comprised of two components: participating interests held by other holders in our funds and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /	Brookfield Invested Capital				Operating Cash Flow [1]
	% Interest	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	March 31	March 31	Dec. 31	March 31	Dec. 31	March 31		March 31
(MILLIONS)	2008	2008	2007	2008	2007	2008	2007	2008	2007
Participating interests
Property
Brookfield Properties Corporation	198.4 / 49%	$1,582	$1,622	$1,582	$1,622	$67	$90	$67	$90
Brookfield Multiplex Group		536	—	536	—	11	—	11	—
Brookfield Homes Corporation	11.0 / 42%	246	245	—	—	(6)	1	—	—
Property funds and other	various	832	843	—	—	27	58	—	—
Power generation	various	167	170	—	—	21	15	—	—
Infrastructure
Timberlands	45% / 72%	541	314	—	—	8	14	—	—
Transmission	various	308	—	—	—	4	7	—	—
Other	various	1,126	911	—	—	35	18	—	—
		5,338	4,105	2,118	1,622	167	203	78	90
Non-participating interests		141	151	141	151	1	2	1	2
		$5,479	$4,256	$2,259	$1,773	$168	$205	$79	$92
1	Represents share of operating cash flows attributable to the interests of the respective holders and includes cash distributions

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         35

We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only. These interests are discussed as appropriate within each of the operating segments.

The following table differentiates between the cash flow attributable to co-investors that is distributed and that which is retained in the business.

	Total		Net
FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS )	2008	2007	2008	2007
Interests of co-investors in net operating cash flow	$168	$205	$79	$92
Less: distributed during the period	(50)	(37)	(40)	(26)
Retained	$118	$168	$39	$66

The undistributed cash flows attributable to co-investors are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity. The majority of net operating cash flow retained is within Brookfield Properties.

Shareholders’ Equity

Preferred equity consists of perpetual preferred shares that represent an attractive form of leverage for common shareholders.

	March 31	Dec. 31
(MILLIONS )	2008	2007
Common equity – book value	$6,140	$6,644
Common equity – market value	16,997	22,262

The market value of our common equity decreased to $17.0 billion at the end of March 31, 2008, due primarily to a decrease in the market price. In addition, we repurchased 2.1 million common shares during the quarter at an average price of $28.50 per share.

OUTLOOK

The fundamentals in nearly all of our businesses remain positive.

Within our asset management activities, we continue to seek to expand our distribution capabilities, our client base and the amount of capital committed to us which should increase the capital available to invest and lead to growth in asset management income and assets under management. This is an area of particular emphasis for us in 2008.

The investment market has become less competitive and acquisition prices have declined due in large part to reduced availability of low-cost capital for many investors. We are well capitalized with access to liquidity from our own balance sheet as well as our clients, financial partners and capital markets. We believe the breadth of our operating platform and our disciplined approach to investing should enable us to continue to invest capital on a favourable basis. Nevertheless we are exercising patience.

In our office property sector, the current and long-term fundamentals remain favourable for well located high quality properties. Nevertheless, economic weakness in North America has affected and continues to affect demand by users of office space over the near term. As a result, rental rates are expected to stabilize and possibly decline in some markets, and any significant slowdown in the economy could have a further dampening effect on the office markets. We have been able to increase the average lease rate in our portfolio, and our strong tenant lease profile, low vacancies and rental rates that in most properties are substantially below current market rates, give us a high level of confidence that we can achieve our operating targets in 2008. A general lack of development, especially in central business districts, has also created stability from a supply perspective.

Residential markets remain mixed in our core markets. The current supply/demand imbalance in U.S. markets has reduced operating margins and must be worked through before we will see margin improvements and growth. Our Alberta operations have benefitted greatly from the continued expansion of activity in the oil industry. Most of the land holdings were purchased in the mid-1990s or earlier and as a result have an embedded cost advantage today. This led to particularly strong growth until the second half of 2007, and most recently, supply concerns as a result of an increase in resale and standing inventory. This has resulted in lower volumes in the early months of 2008. However, the economic conditions remain favourable.

36         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

Our power operations experienced higher water levels during 2008 following below average conditions over 2007. Market prices have strengthened recently and, our strategy of locking in future prices through contractual arrangements and our ability to deliver power at peak price intervals enabled us to achieve higher realized prices. We are well positioned to exceed our hydrology targets in 2008 based on current storage levels if normal hydrology conditions prevail throughout the balance of the year. We have nearly 80% of our power sales fixed for the next two years at favourable prices. Accordingly, we expect to record the highest level operating cash flows in our history from this segment in 2008.

Within our infrastructure operations, we expect our transmission operations to provide improved returns over 2007 due to rate increases and favourable currency appreciation. We expect our timber operations to experience lower demand and pricing due to weakness in the U.S. homebuilding sector, although we intend to mitigate this by adjusting our harvest plan to preserve value and by increasing exports to Asia. The net contribution from our existing infrastructure operations will be reduced in 2008 due to the ownership interests in these operations that are now held by unitholders in Brookfield Infrastructure.

We continue to expand our specialty funds operations by committing additional resources and launching new funds. We will focus on maintaining a high level of invested capital, and deploy the capital from new funds, which should lead to continued growth. We expect the current difficulties in credit markets will lead to a greater number of opportunities for our restructuring operations and more attractive pricing for our real estate finance groups.

The increase in the value of various currencies against the U.S. dollar is expected to have a positive impact relative to 2007 on the contribution from our operations that are denominated in these other currencies, notably the Canadian dollar, the Brazilian real and the Australian dollar. The recent reductions in interest rates in most economies has a beneficial impact on our results, although most of our cash flows are fixed rate in nature.

There are many factors that could impact our performance in 2008, both positively and negatively. While we expect to demonstrate continued growth during 2008, our 2006 and 2007 reported results may be unrealistic comparative measures due to the significant realization and other gains recorded during each year. It is for that reason, amongst others, that we measure our growth over the long-term as opposed to quarter-over-quarter or year-over-year. We describe the material aspects of our business environment and risks in Part 4 of the MD&A in our 2007 Annual Report.

We will continue to manage our business with the objective of reducing the impact of short-term market fluctuations through the use of long-term revenue contracts and long-term financings, among other measures. This approach to business provides us with confidence that we will meet our ongoing performance objectives with respect to cash flow growth and value creation.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         37

PART 3 – ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS

The information in this section enables the reader to reconcile this basis of presentation in our consolidated financial statements to that employed elsewhere in the Interim Report. We also provide additional information for certain items not covered within that section. The tables presented on pages 40 and 41 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this report.

CONSOLIDATED BALANCE SHEETS

Total assets at book value increased to $57.8 billion as at March 31, 2008 from $55.6 billion at the end of 2007.

	Book Value
(MILLIONS)	March 31 2008	Dec. 31 2007
Assets
Cash and cash equivalents	$1,567	$1,561
Financial assets	1,470	1,529
Investments	1,033	1,352
Accounts receivable and other	7,414	7,327
Intangible assets	1,750	1,773
Goodwill	1,728	1,528
Operating assets
Property, plant and equipment	38,536	37,790
Securities	1,896	1,828
Loans and notes receivable	2,431	909
	$57,825	$55,597

Investments

Investments represent equity accounted interests in partially owned companies as set forth in the following table, which are discussed further within the relevant business segments in the Description of Operating Platforms.

		% of Investment		Book Value
(MILLIONS)	Business Segment	March 31 2008	Dec. 31 2007	March 31 2008	Dec. 31 2007
Property funds	Commercial Office	20 - 25%	20 - 25%	$205	$382
Chile transmission	Transmission	21%	28%	375	330
Brazil transmission	Transmission	7.5 -25%	7.5 - 25%	203	205
Norbord Inc.	Investments	42%	41%	168	180
Real Estate Finance Fund	Specialty Funds	33%	27%	—	148
Other	Various			82	107
Total				$1,033	$1,352

We sold our interests in one of the commercial office funds that we had previously acquired through our purchase of Multiplex. We began accounting for our investment in our first Real Estate Finance Fund on a consolidated basis due to the increase in our ownership level and the performance income that is likely to be earned by us from this fund.

Goodwill

Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance increased by $200 million during the first quarter due to the reallocation of values attributed to the Multiplex property business acquired in late 2007.

38         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

Property, Plant and Equipment

	Book Value
(MILLIONS)	March 31 2008	Dec. 31 2007
Commercial properties	$20,867	$20,984
Power generation	5,122	5,137
Infrastructure	3,020	3,046
Development and other properties	8,525	7,573
Other plant and equipment	1,002	1,050
	$38,536	$37,790

The changes in these balances are discussed within each of the relevant business units within the Description of Operating Platforms section. Commercial properties includes office and retail property assets. Development and other properties include opportunity investments, residential properties, properties under development and properties held for development.

Securities

Securities include $1.5 billion (2007 – $1.6 billion) of largely fixed income securities held through our insurance operations, as well as our $182 million (2007 – $182 million) common share investment in Canary Wharf Group, which is included in our core office property operations and continues to be carried at historic cost.

Loans and Notes Receivable

Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in specialty funds. The increase is principally due to the consolidation during the quarter of our first Real Estate Finance Fund.

CONSOLIDATED STATEMENTS OF NET INCOME

We discuss Net Income in detail on page 28 and provide a reconciliation to operating cash flow on page 28.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the company’s cash flows on a consolidated basis:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007
Operating activities	$469	$387
Financing activities	122	(309)
Investing activities	(585)	(61)
Increase in cash and cash equivalents	$6	$17

Operating Activities

Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

FOR THE THREE MONTHS ENDED MARCH 31 (MILLIONS)	2008	2007
Operating cash flow	$443	$571
Adjust for:
Net change in working capital balances and other	(92)	(152)
Realization gains	—	(165)
Undistributed non-controlling interests in cash flow	118	133
Cash flow from operating activities	$469	$387

Operating cash flow is discussed in detail elsewhere in this report. We retained $118 million (2007 – $133 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         39

Financing Activities

Financing activities generated $122 million of cash during the first quarter of 2008, compared with $309 million utilized in 2007. We increased corporate borrowings by $393 million to [fund our investment activities. Amortization and repayment of property specific mortgages, net of new fundings, totalled $213 million in the quarter (2007 – $185 million). We repurchased 2.1 million common shares under issuer bids at a cost of $59 million (2007 – $6 million) and paid shareholder distributions to holders of our common and preferred shares totalling $81 million (2007 – $71 million).

Investing Activities

We invested net capital of $585 million on a consolidated basis during the first quarter of 2008, compared with a net investment of $61 million during the same period in 2007. Capital investment was distributed across our areas of operation, the largest being commercial properties. In 2007, we released net capital of $171 million from our development activities with the sale of properties by our opportunity fund.

40         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

RECONCILIATION OF SEGMENTED DISCLOSURE TO CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheet	AS AT MARCH 31, 2008
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$20,867	$—	$—	$—	$—	$—	$—	$—	$—	$20,867
Power generation	—	5,122	—	—	—	—	—	—	—	5,122
Infrastructure	—	—	3,020	—	—	—	—	—	—	3,020
Development and other properties	338	—	105	8,003	—	79	—	—	—	8,525
Other plant and equipment	—	—	—	36	625	341	—	—	—	1,002
Securities	182	—	—	—	208	1,506	—	—	—	1,896
Loans and notes receivable	—	—	—	—	2,357	74	—	—	—	2,431
Cash and cash equivalents	197	138	169	266	115	170	512	—	—	1,567
Financial assets	—	555	—	(173)	163	—	925	—	—	1,470
Investments	205	—	578	24	45	179	2	—	—	1,033
Accounts receivable and other	885	1,160	148	1,838	836	1,338	229	2,730	—	9,164
Goodwill	54	32	591	371	—	38	—	642	—	1,728
Total assets	$22,728	$7,007	$4,611	$10,365	$4,349	$3,725	$1,668	$3,372	$—	$57,825
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,428	$2,428
Property-specific financing	12,803	3,498	1,797	3,760	—	—	—	—	—	21,858
Other debt of subsidiaries	2,818	776	8	1,288	1,647	287	438	—	714	7,976
Accounts payable and other liabilities	1,744	1,048	635	979	659	1,784	117	—	4,577	11,543
Capital securities	—	—	—	—	—	—	—	—	1,531	1,531
Non-controlling interests in net assets	403	213	849	675	836	240	4	—	2,259	5,479
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,960	1,472	1,322	3,663	1,207	1,414	1,109	3,372	(12,379)	6,140
Total liabilities and shareholders’ equity	$22,728	$7,007	$4,611	$10,365	$4,349	$3,725	$1,668	$3,372	$—	$57,825

	AS AT DECEMBER 31, 2007
(MILLIONS)	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Cash and Financial Assets	Other Assets	Corporate	Consolidated
Assets
Operating assets
Property, plant and equipment
Commercial properties	$20,984	$—	$—	$—	$—	$—	$—	$—	$—	$20,984
Power generation	—	5,137	—	—	—	—	—	—	—	5,137
Infrastructure	—	—	3,046	—	—	—	—	—	—	3,046
Development and other properties	—	—	106	7,389	—	78	—	—	—	7,573
Other plant and equipment	18	—	—	—	632	398	2	—	—	1,050
Securities	182	—	—	—	—	1,646	—	—	—	1,828
Loans and notes receivable	—	—	—	—	856	53	—	—	—	909
Cash and cash equivalents	470	77	38	305	74	237	360	—	—	1,561
Financial assets	—	707	—	(41)	180	—	683	—	—	1,529
Investments	382	—	535	30	194	194	17	—	—	1,352
Accounts receivable and other	2,585	848	119	1,398	800	1,208	305	1,837	—	9,100
Goodwill	694	33	591	—	—	37	—	173	—	1,528
Total assets	$25,315	$6,802	$4,435	$9,081	$2,736	$3,851	$1,367	$2,010	$—	$55,597
Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$—	$2,048	$2,048
Property-specific financing	13,722	3,488	1,796	2,638	—	—	—	—	—	21,644
Other debt of subsidiaries	3,180	797	9	1,364	637	371	394	—	711	7,463
Accounts payable and other liabilities	3,155	879	668	876	434	1,877	65	—	3,148	11,102
Capital securities	—	—	—	—	—	—	—	—	1,570	1,570
Non-controlling interests in net assets	455	213	317	662	528	267	41	—	1,773	4,256
Preferred equity	—	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	4,803	1,425	1,645	3,541	1,137	1,336	867	2,010	(10,120)	6,644
Total liabilities and shareholders’ equity	$25,315	$6,802	$4,435	$9,081	$2,736	$3,851	$1,367	$2,010	$—	$55,597

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         41

Results from Operations	FOR THE QUARTER ENDED MARCH 31, 2008
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$114	$—	$—	$—	$—	$—	$—	$—	$—	$114
Revenues less direct operating costs
Commercial properties	—	421	—	—	—	—	—	—	—	421
Power generation	—	—	251	—	—	—	—	—	—	251
Infrastructure	—	—	—	48	—	—	—	—	—	48
Development and other properties	—	1	—	—	64	—	(1)	—	—	64
Specialty funds	—	—	—	—	—	104	—	—	—	104
Investment and other income	—	41	—	19	(1)	1	116	136	—	312
	114	463	251	67	63	105	115	136	—	1,314
Expenses
Interest	—	262	78	25	34	32	9	9	78	527
Asset management and other operating costs	—	—	—	—	—	—	1	—	164	165
Current income taxes	—	4	2	2	(6)	—	13	—	2	17
Non-controlling interests	—	15	23	12	6	29	4	—	79	168
Net income before the following	114	182	148	28	29	44	88	127	(323)	437
Dividends	—	—	—	—	—	—	6	—	—	6
Cash flow from operations	114	182	148	28	29	44	94	127	(323)	443
Allocation of fees on Brookfield capital	88	(50)	(18)	(8)	(5)	(7)	—	—	—	—
	202	132	130	20	24	37	94	127	(323)	443
Less: asset management expenses	(92)	—	—	—	—	—	—	—	92	—
non-controlling interests	(20)	—	—	—	—	—	—	—	20	—
Cash flow from operations	$90	$132	$130	$20	$24	$37	$94	$127	$(211)	$443

	FOR THE QUARTER ENDED MARCH 31, 2007
(MILLIONS)	Asset Management	Commercial Properties	Power	Infrastructure	Development and Other	Specialty Funds	Investments	Investment Income / Gains	Corporate	Consolidated
Fees earned	$132	$—	$—	$—	$—	$—	$—	$—	$—	$132
Revenues less direct operating costs
Commercial properties	—	386	—	2	—	—	—	—	—	388
Power generation	—	—	188	—	—	—	—	—	—	188
Infrastructure	—	—	—	89	—	—	—	—	—	89
Development and other properties	—	—	—	—	149	—	(3)	—	—	146
Specialty funds	—	—	—	—	—	62	—	—	—	62
Investment and other income	—	2	—	3	(2)	1	40	85	—	129
	132	388	188	94	147	63	37	85	—	1,134
Expenses
Interest	—	200	64	43	13	4	6	—	68	398
Asset management and other operating costs	—	—	—	—	—	—	7	—	103	110
Current income taxes	—	2	2	3	3	—	5	—	5	20
Non-controlling interests	—	13	17	21	46	12	4	—	92	205
Net income before the following	132	173	105	27	85	47	15	85	(268)	401
Dividends	—	—	—	—	—	—	5	—	—	5
Xstrata debenture gain	—	—	—	—	—	—	—	165	—	165
Cash flow from operations	132	173	105	27	85	47	20	250	(268)	571
Allocation of fees on Brookfield capital	58	(32)	(17)	(2)	(6)	(1)	—	—	—	—
	190	141	88	25	79	46	20	250	(268)	571
Less: asset management expenses	(54)	—	—	—	—	—	—	—	54	—
non-controlling interests	(15)	—	—	—	—	—	—	—	15	—
Cash flow from operations	$121	$141	$88	$25	$79	$46	$20	$250	$(199)	$571

42         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

PART 4 – SUPPLEMENTAL INFORMATION

This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.

CONTRACTUAL OBLIGATIONS

Our 2007 annual report contains a table and description of our contractual obligations, which consist largely of long-term financial obligations, as well as commitments to provide bridge financing, capital subscriptions, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.

DISCLOSURE CONTROLS

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the Canadian Securities Administrators Multilateral Instrument 52-109). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of March 31, 2008 in providing reasonable assurance that material information relating to the company and the consolidated subsidiaries would be made known to them within those entities.

ADDITIONAL SHARE DATA

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Three Months Ended March 31
(MILLIONS)	2008	2007
Net income	$ 197	$ 195
Preferred share dividends	(12)	(9)
Net income available for common shareholders	$ 185	$ 186
Weighted average – common shares	583	582
Dilutive effect of the conversion of notes and options using treasury stock method	13	20
Common shares and common share equivalents	596	602

Issued and Outstanding Common Shares

The number of issued and outstanding common shares changed as follows:

	Three Months Ended March 31
(MILLIONS)	2008	2007
Outstanding at beginning of period	583.6	581.8
Issued (repurchased)
Dividend reinvestment plan	—	—
Management share option plan	0.2	0.4
Issuer bid purchases	(2.1)	(0.1)
Outstanding at end of period	581.7	582.1
Unexercised options	30.8	31.7
Total diluted common shares at end of period	612.5	613.8

In calculating our book value per common share, the cash value of our unexercised options of $564 million (2007 – $469 million) is added to the book value of our common share equity of $6,140 million (2007 – $6,644 million) prior to dividing by the total diluted common shares presented above.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         43

CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1, 2008.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net relizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

CORPORATE DIVIDENDS

The distributions paid by Brookfield on outstanding securities during the first three months of 2008 and the same period in 2007 and 2006 are as follows:

	Distribution per Security
	2008	2007	2006
Class A Common Shares [1]	$0.12	$0.11	$0.07
Class A Common Shares – special [2]	0.94	—	—
Class A Preferred Shares
Series 2	0.26	0.22	0.19
Series 4 + Series 7	0.26	0.22	0.19
Series 8	0.35	0.23	0.24
Series 9	0.27	0.23	0.31
Series 10	0.36	0.31	0.31
Series 11	0.34	0.29	0.30
Series 12	0.34	0.29	0.29
Series 13	0.26	0.22	0.19
Series 14	0.94	0.79	0.66
Series 15	0.31	0.25	0.22
Series 17 [3]	0.30	0.25	—
Series 18 [4]	0.30	—	—
Preferred Securities
Due 2050 [5]	—	0.01	0.45
Due 2051 [6]	—	0.44	0.45
1	Adjusted to reflect three-for-two stock split
2	Represented the book value of Brookfield Infrastructure special dividend
3	Issued November 20, 2006
4	Issued May 9, 2007
5	Redeemed January 2, 2007
6	Redeemed July 3, 2007

44         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

QUARTERLY RESULTS

Net income and operating cash flows for the eight recently completed quarters are as follows:

	2008	2007				2006
(MILLIONS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$3,210	$3,158	$2,219	$2,125	$1,841	$2,904	$1,405	$1,405
Fees earned	114	92	96	95	132	70	64	69
Revenues less direct operating costs
Commercial property	421	414	350	396	388	322	194	208
Power generation	251	148	105	170	188	142	122	156
Infrastructure	48	33	54	114	89	70	80	30
Development and other properties	64	115	40	117	146	164	107	129
Specialty funds	104	233	16	59	62	131	29	29
Investment and other income	312	133	248	116	129	78	180	84
Realization gains	—	204	—	27	—	528	79	—
	1,314	1,372	909	1,094	1,134	1,505	855	705
Expenses
Interest	527	510	454	424	398	420	291	250
Asset management and other operating costs	165	141	108	105	110	108	70	84
Current income taxes	17	28	(6)	26	20	68	23	37
Non-controlling interest in net income before the following	168	124	103	204	205	142	108	118
Net income before the following	437	569	250	335	401	767	363	216
Equity accounted income (loss) from investments	(13)	(4)	—	(29)	(39)	(10)	(7)	3
Depreciation and amortization	(314)	(294)	(250)	(267)	(223)	(233)	(136)	(127)
Provisions and other	(63)	(95)	(33)	11	5	(37)	4	70
Future income taxes	18	35	11	(69)	(65)	3	(49)	(86)
Non-controlling interests in the foregoing items	132	135	115	172	116	121	70	59
Net income	$197	$346	$93	$153	$195	$611	$245	$135

Cash flow from operations for the last eight quarters are as follows:

	2008	2007				2006
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net income before the following	$437	$569	$250	$335	$401	$767	$363	$216
Dividends from equity accounted investments	6	6	5	5	5	5	5	51
Dividends from Canary Wharf	—	—	—	—	—	87	—	—
Exchangeable debenture gain	—	—	66	100	165	—	—	—
Cash flow from operations and gains	443	575	321	440	571	859	368	267
Preferred share dividends	12	12	13	10	9	8	7	10
Cash flow to common shareholders	$431	$563	$308	$430	$562	$851	$361	$257
Common equity – book value	$6,140	$6,644	$6,328	$6,337	$6,061	$5,395	$4,905	$4,721
Common shares outstanding [1]	581.7	583.6	581.0	583.6	582.2	581.8	581.0	580.2
Per common share [1]
Cash flow from operations	$0.72	$0.94	$0.52	$0.72	$0.93	$1.42	$0.60	$0.43
Net income	0.31	0.56	0.13	0.24	0.31	1.01	0.40	0.20
Dividends	0.12	0.12	0.12	0.12	0.11	0.11	0.11	0.11
Book value	10.95	11.64	11.17	11.07	10.59	9.37	8.60	8.31
Market trading price (NYSE)	26.83	35.67	38.50	39.90	34.84	32.12	29.56	27.08
1	Adjusted to reflect three-for-two stock split on June 1, 2007

The dividends recorded from Canary Wharf are included in both net income and operating cash flow during 2008, whereas the 2006 dividend was included in cash flow only.

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         45

ASSETS UNDER MANAGEMENT

The following tables set forth the assets, net invested capital and commitments managed by Brookfield, including the amounts managed on behalf of co-investors:

		Total Assets Under Management				Co-investor Interests		Brookfield’s Ownership Level
AS AT MARCH 31, 2008 (MILLIONS)	Year Formed	Assets	Net Invested Capital	Committed Capital	[1]	Net Invested Capital	Committed Capital
Core and Value Add
U.S. Core Office [2]	2006	$7,646	$1,777	$1,950		$985	$1,025	62%
Canadian Core Office [2]	2005	1,598	867	867		650	650	25%
Multiplex Funds [3]	2007	2,647	944	944		739	739	various
West Coast Timberlands [4]	2005	895	504	504		385	385	28%
East Coast Timber Fund	2006	203	113	113		70	70	45%
Transmission – Chile [4]	2006	2,977	1,261	1,261		972	972	21%
Timber – U.S. [4]	2008	2,450	668	668		87	87	83%
Transmission – Canada / Brazil [4]	2008	584	516	516		305	305	various
Bridge Loan I	2003	1,073	1,073	1,296		660	683	41%
Bridge Loan II	2007	134	134	916		48	682	26%
Real Estate Finance	various	4,327	1,319	1,615		1,022	1,189	4-51%
Brookfield Real Estate Services Fund	2003	140	84	84		60	60	25%
		24,674	9,260	10,684		5,983	6,847
Opportunity and Private Equity
Real Estate Opportunity	2006	969	231	254		92	115	52%
Real Estate Opportunity II	2007	569	108	168		25	43	74%
Brazil Retail Property	2006	1,715	365	800		260	600	25%
Residential Properties – U.S. [5]	2007	1,314	486	486		200	200	29%
Tricap Restructuring I	2002	880	402	402		198	198	48%
Tricap Restructuring II	2006	690	445	975		262	590	36%
		6,137	2,037	3,085		1,037	1,746
Listed Securities and Fixed Income
Equity Funds	various	5,895	5,895	5,895		5,895	5,895	3%
Fixed Income Funds	various	19,205	19,205	19,205		19,205	19,205	na
		25,100	25,100	25,100		25,100	25,100
Total fee bearing assets/capital		55,911	36,397	38,869		$32,120	$33,693	na
Directly Held Non-Fee Bearing Assets
Core Office – North America [2]		10,426	2,206	2,206
Core Office – Europe		795	260	260
Core Office – Australia		3,492	1,175	1,175
Residential Properties – Canada 2 / Brazil		1,539	85	85
Power Generation – North America		6,121	936	936
Power Generation – Brazil		886	536	536
Timber – Brazil		104	79	79
Other		14,739	8,991	8,991
		38,102	14,265	14,268
		$94,013	$50,665	$53,137
1	Includes incremental co-investment capital

2	Represents interests held by 51%-owned Brookfield Properties

3	Comprised of four funds with ownership interests ranging from 20% to 25%

4.	Represents direct interests plus pro rata share of indirect interests held by 40%–owned Brookfield Infrastructure Partners

5	Represents interests held by 58%-owned Brookfield Homes

46         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS	(UNAUDITED	)
(MILLIONS)	March 31 2008		December 31 2007
Assets
Cash and cash equivalents	$1,567		$1,561
Financial assets	1,470		1,529
Investments	1,033		1,352
Accounts receivable and other	7,414		7,327
Intangible assets	1,750		1,773
Goodwill	1,728		1,528
Operating assets
Property, plant and equipment	38,536		37,790
Securities	1,896		1,828
Loans and notes receivable	2,431		909
	$57,825		$55,597
Liabilities and shareholders’ equity
Corporate borrowings	$2,428		$2,048
Non-recourse borrowings
Property-specific mortgages	21,858		21,644
Subsidiary borrowings	7,976		7,463
Accounts payable and other liabilities	10,517		10,055
Intangible liabilities	1,026		1,047
Capital securities	1,531		1,570
Non-controlling interests in net assets	5,479		4,256
Shareholders’ equity
Preferred equity	870		870
Common equity	6,140		6,644
	$57,825		$55,597

On behalf of the Board:

Robert J. Harding, FCA, Director	Marcel R. Coutu, Director

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         47

CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three Months Ended March 31
MILLIONS, EXCEPT PER SHARE A MOUNTS	2008	2007
Total revenues	$3,210	$1,841
Fees earned	114	132
Revenues less direct operating costs
Commercial properties	421	388
Power generation	251	188
Infrastructure	48	89
Development and other properties	64	146
Specialty funds	104	62
	1,002	1,005
Investment and other income	312	129
	1,314	1,134
Expenses
Interest	527	398
Asset management and other operating costs	165	110
Current income taxes	17	20
Non-controlling interests in net income before the following	168	205
	437	401
Other items
Equity accounted loss from investments	(13)	(39)
Depreciation and amortization	(314)	(223)
Provisions and other	(63)	5
Future income taxes	18	(65)
Non-controlling interests in the foregoing items	132	116
Net income	$197	$195
Net income per common share[1]
Diluted	$0.31	$0.31
Basic	$0.32	$0.32
1	Prior year has been restated to reflect three-for-two stock split on June 1, 2007

48         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

UNAUDITED	Three Months Ended March 31
(MILLIONS)	2008	2007
Retained earnings, beginning of period	$4,867	$4,222
Change in accounting policy	(4)	292
Net income	197	195
Shareholder distributions – preferred equity	(12)	(9)
– common equity	(614)	(62)
Amount paid in excess of book value of common shares purchased for cancellation	(37)	(4)
	$4,397	$4,634

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED	Three Months Ended March 31
(MILLIONS)	2008	2007
Net income	$197	$195
Other comprehensive income (loss)
Foreign currency translation	95	64
Available-for-sale securities	(29)	38
Derivative instruments designated as cash flow hedges	(98)	(38)
Future income taxes on above items	32	3
	—	67
Comprehensive income	$197	$262

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME

UNAUDITED	Three Months Ended March 31
(MILLIONS)	2008	2007
Balance, beginning of period	$445	$—
Transition adjustment – January 1, 2007	—	143
Other comprehensive income	—	67
Balance, end of period	$445	$210

Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT         49

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED	Three Months Ended March 31
(MILLIONS)	2008	2007
Operating activities
Net income	$197	$195
Adjusted for the following non-cash items
Depreciation and amortization	314	223
Future income taxes and other provisions	45	60
Non-controlling interest in non-cash items	(132)	(116)
Equity accounted loss and dividends received from investments	19	44
	443	406
Net change in non-cash working capital balances and other	(92)	(152)
Undistributed non-controlling interests in cash flows	118	133
	469	387
Financing activities
Corporate borrowings, net of repayments	393	(1)
Property-specific mortgages, net of repayments	(213)	(185)
Other debt of subsidiaries, net of repayments	7	(30)
Capital provided by non-controlling interests	74	84
Capital securities redemption	—	(107)
Common shares and equivalents repurchased, net of issuances	(56)	(2)
Common shares of subsidiaries repurchased, net of issuances	(2)	3
Shareholder distributions	(81)	(71)
	122	(309)
Investing activities
Investment in or sale of operating assets, net
Commercial properties	(193)	(100)
Power generation	(104)	(55)
Infrastructure	(10)	(13)
Development and other properties	(19)	171
Securities and loans	(101)	(63)
Financial assets	(39)	12
Investments	(123)	(3)
Other property, plant and equipment	4	(10)
	(585)	(61)
Cash and cash equivalents
Increase	6	17
Balance, beginning of period	1,561	1,204
Balance, end of period	$1,567	$1,221

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described below.

The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

1.	CHANGES IN ACCOUNTING POLICIES

Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. These standards replace Section 3861, Financial Instruments – Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks. These new standards became effective for the company on January 1, 2008.

Capital Disclosures

On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of: (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance. This new standard became effective for the company on January 1, 2008.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, replacing Section 3030, Inventories. This standard provides guidance on the determination of the cost of inventories and the subsequent recognition as an expense, including any write-down to net relizable value. This new standard became effective for the company on January 1, 2008. The impact of adopting this new standard was a $4 million reduction of opening retained earnings.

2.	FUTURE ACCOUNTING POLICY

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, replacing Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new section will be applicable to the financial statements relating to fiscal years beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition of intangible assets by profit-oriented enterprises. The company is currently evaluating the impact of Section 3064 on its financial statements.

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3.	GUARANTEES AND COMMITMENTS

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

4.	COMMON EQUITY

The company is authorized to issue an unlimited number of Class A Limited Voting Shares (“Class A common shares”) and 85,120 Class B Limited Voting Shares (“Class B common shares”), together referred to as common shares.

The company’s common shareholders’ equity is comprised of the following:

(MILLIONS)	March 31 2008	December 31 2007
Class A and B common shares	$1,257	$1,275
Contributed surplus	41	57
Retained earnings	4,397	4,867
Accumulated other comprehensive income	445	445
Common equity	$6,140	$6,644
NUMBER OF SHARES
Class A common shares	581,637,232	583,527,581
Class B common shares	85,120	85,120
	581,722,352	583,612,701
Unexercised options	30,763,006	27,344,215
Total diluted common shares	612,485,358	610,956,916

The holders of Class A common shares and Class B common shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common shares participate equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common shares is diluted.

5.	STOCK-BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.

During the first three months of 2008, the company granted 3.6 million stock options at an average exercise price of $31.50 (C$31.62) per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 27% volatility, a weighted average expected dividend yield of 1.7% annually and an interest rate of 3.9%.

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6.	RISK MANAGEMENT

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risks that impact the fair values of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rate such as equity prices, commodity prices or credit spreads.

The company endeavours to maintain a matched position in respect of the book values of foreign currency assets and liabilities and the impact of changes in interest rates on net income from floating rate assets and liabilities. This is achieved by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures. Unmatched positions are carried from time to time within predetermined limits, principally to reduce borrowing costs or when hedging is impractical or uneconomic. Financial instruments held by the company that are subject to market risk include securities and loans receivable, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts. The categories of financial instruments that can potentially give rise to significant variability are described in the following paragraphs.

Interest rate risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long duration interest sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed rate debt or floating rate debt that has been swapped to fixed rates with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped and hold interest rate

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contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis point increase in interest rates on the company’s net floating rate assets and liabilities would have resulted in a corresponding decrease in net income before tax of $36 million on an annualized basis.

Changes in the value of held-for-trading interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting together with changes in the value of available-for-sale financial instruments are recorded in other comprehensive income together with the change in the value of the item being hedged. The impact of a 10 basis point parallel increase in the yield curve on the aforementioned financial instruments is estimated to have resulted in a corresponding increase in net income of $7 million and other comprehensive income of $8 million before tax as at March 31, 2008.

Currency risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar in addition to any changes in the value of the financial instruments in the relevant foreign currency due to other risks. Note 1(b) to the Consolidated Financial Statements of the company for the year ended December 31, 2007 describes the accounting policy for reporting currency.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would result in a $24 million increase in the value of these positions on a combined basis, and an increase of not more than $16 million in respect of any individual currency. The impact on cash flows from financial instruments would be insignificant.

The company holds financial instruments to hedge the net investment in self-sustaining operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $14 million as at March 31, 2008, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities, equity derivatives and debentures issued by the company that are exchangeable into equity securities. A 5% increase in the market price of equity securities and equity derivatives held by the company would increase net income by $3 million and increase other comprehensive income by $7 million, prior to taxes. A 5% increase in the market price of equity securities into which debentures can be exchanged decreases pre-tax net income by $5 million, although the company does not recognize any offsetting increase in the value of the securities held because they are not carried at fair value. The company’s liability in respect of equity compensation arrangements are subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability by $22 million, which is entirely offset by an equivalent change in value of the associated equity derivatives.

The company sells power and generation capacity under long-term agreements or financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income. A 5% increase in energy prices will decrease net income for the three months ended March 31, 2008 by approximately $17 million and other comprehensive income by $10 million, prior to taxes, however the corresponding increase in the value of the revenue or capacity being contracted is not recorded in net income.

The company held credit default swap contracts with an aggregate notional of $2,444 million at March 31, 2008. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis point decrease in the underlying credit spreads would decrease net income by $10 million for the three months ended March 31, 2008, prior to taxes.

b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is limited to the positive fair value of the instruments which tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve counterparties

54         Brookfield Asset Management    |    Q1  /2008 INTERIM REPORT

that are banks or other financial institutions in North America, the United Kingdom and Australia with high credit ratings from international credit rating agencies. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivables and credit investments is equal to the carrying value.

c) Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to investment opportunities quickly and on a value basis, the company maintains a high level of liquidity at the corporate level. The primary source of liquidity consists of cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. These risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time.

7.	CAPITAL MANAGEMENT

The capital of the company consists of the components of shareholders’ equity in the company’s consolidated balance sheet (i.e. common and preferred equity) as well as the company’s capital securities, which consist of preferred shares that are convertible into common shares at the option of either the holder or the company. As at March 31, 2008, these items totalled $7.5 billion on a book value basis (December 31, 2007 – $8.0 billion) and $18.4 billion based on the company’s market capitalization (December 31, 2007 – $23.6 billion).

The company’s objectives when managing this capital is to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary debt that is guaranteed by the Corporation or is otherwise considered corporate in nature, totalled $3.1 billion at March 31, 2008 (December 31, 2007 – $2.8 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at March 31, 2008 was 26%, which is within the company’s target of between 20% and 30% on a book value basis. The ratio is 14% based on the company’s market capitalization on that same date.

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property specific financings, subsidiary borrowings, capital securities as well as common and preferred equity and partnership capital issued to other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the Corporation. The capital is typically managed with the objective of maintaining investment grade levels in most circumstances and is, except in very limited and carefully managed circumstances, without any recourse to the Corporation. Management of the Corporation also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The Corporation is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at March 31, 2008. The company and its consolidated entities are also in compliance with all covenants and other capital requirements arising from regulatory or contractual obligations of material consequence to the Corporation.

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Shareholder Information

Shareholder Enquiries

Shareholder enquiries are welcomed and should be directed to Denis Couture, Senior Vice-President, Investor Relations, Corporate and International Affairs at 416-363-9491 or dcouture@brookfield.com. Alternatively shareholders may contact the company at its administrative head office:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario M5J 2T3

Telephone: 416-363-9491

Facsimile: 416-365-9642

Web Site: www.brookfield.com

E-Mail: inquiries@brookfield.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, Ontario M5C 2W9

Telephone:416-643-5500 or

1-800-387-0825 (Toll free throughout North America)

Facsimile: 416-643-5501

Web Site: www.cibcmellon.com

E-Mail: inquiries@cibcmellon.com

Investor Relations and Communications

We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.

The text of the company’s 2007 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividend Reinvestment Plan

Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.

Stock Exchange Listings

	Outstanding at March 31, 2008	Symbol	Stock Exchange
Class A Common Shares	581,637,232	BAM	New York
		BAM.A	Toronto
		BAMA	Euronext Amsterdam
Class A Preference Shares
Series 2	10,465,100	BAM.PR.B	Toronto
Series 4	2,800,000	BAM.PR.C	Toronto
Series 8	1,805,948	BAM.PR.E	Toronto
Series 9	2,194,052	BAM.PR.G	Toronto
Series 10	10,000,000	BAM.PR.H	Toronto
Series 11	4,032,401	BAM.PR.I	Toronto
Series 12	7,000,000	BAM.PR.J	Toronto
Series 13	9,999,000	BAM.PR.K	Toronto
Series 14	665,000	BAM.PR.L	Toronto
Series 17	8,000,000	BAM.PR.M	Toronto
Series 18	8,000,000	BAM.PR.N	Toronto

Dividend Record and Payment Dates

	Record Date	Payment Date
Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November
Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17 and 18	15th day of March, June, September and December	Last day of March, June, September, and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1	All dividend payments are subject to declaration by the Board of Directors

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CORPORATE OFFICES	REGIONAL OFFICES

New York – United States Three World Financial Center 200 Vesey Street, 11th Floor New York, New York 10281-0221 T 212-417-7000 F 212-417-7196	Sydney – Australia Level 1 1 Kent Street Sydney, NSW 2000 T 62-2-9256-5000 F 62-2-9256-5001	London – United Kingdom 40 Berkeley Square London W1J 5AL United Kingdom T 44 (0) 20-7659-3500 F 44 (0) 20-7659-3501	São Paulo – Brazil Brascan Century Plaza Rua Joaquim Floriano, 466 Edificio Corporate,10°Andar, Conjunto 1004 São Paulo, SP Brasil CEP: 04534-002 T 55 (11) 3707-6744 F 55 (11) 3707-6751

Toronto – Canada Brookfield Place, Suite 300 Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416-363-9491 F 416-365-9642	Dubai – UAE Level 12, Al Attar Business Tower Sheikh Zayed Road Dubai UAE T 971-4-3158-500 F 971-4-3158-600	Hong Kong Lippo Centre, Tower Two 26/F, 2601 89 Queensway, Hong Kong T 852-2810-4538 F 852-2810-7083	Beijing – China Beijing Kerry Center North Tower, 3rd Floor 1 Guanghua Road Chao Yang District Beijing, PRC, 100020 T 8610-8529-8858 F 8610-8529-8859

www.brookfield.com        NYSE / TSK / EURONEXT: BAM

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